                                                Filed pursuant to Rule 424(b)(3)
                                                Registration Nos. 333-65742;
                                                                  333-65742-01

Prospectus

NTL COMMUNICATIONS CORP.
NTL INCORPORATED
(AS CO-OBLIGOR ON A SUBORDINATED BASIS)
6 3/4% CONVERTIBLE SENIOR NOTES DUE 2008
NTL INCORPORATED
SHARES OF COMMON STOCK

- Selling securityholders who are identified in this prospectus may offer and sell an indeterminate number of:

      -- 6 3/4% Convertible Senior Notes Due 2008 of NTL Communications Corp.
         and NTL Incorporated (as co-obligor on a subordinated basis)

      -- shares of common stock of NTL Incorporated

   by using this prospectus.

- The offering price for the convertible notes is not set but will be determined according to negotiation between a selling securityholder and the prospective purchaser. The offering price for the common stock will be negotiated or, if sold on the New York Stock Exchange, at prevailing market price.

- NTL Incorporated's common stock is traded on the New York Stock Exchange under the symbol "NLI". On August 21, 2001, the last reported sales price of NTL Incorporated common stock was $6.25 per share.

- There is no public market for the convertible notes, and NTL Communications Corp. and NTL Incorporated do not intend to apply to the New York Stock Exchange to list the convertible notes.

     PLEASE READ CAREFULLY THE RISK FACTORS SECTION BEGINNING ON PAGE 4, WHERE SPECIFIC RISKS ASSOCIATED WITH THESE SECURITIES ARE DESCRIBED, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is August 22, 2001
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                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    4
Use of Proceeds.............................................   18
Unaudited Pro Forma Financial Data..........................   19
Description of the Convertible Notes........................   22
Registration Rights.........................................   51
United States Federal Tax Considerations....................   52
Selling Securityholders.....................................   58
Plan of Distribution........................................   62
Legal Matters...............................................   64
Experts.....................................................   64
Enforceability of Civil Liabilities.........................   64
Where You Can Find More Information About Us................   65
Incorporation By Reference..................................   66

     You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of the securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

     In this prospectus, "NTL", the "company", "we", "us" and "our" refer to NTL Incorporated and its consolidated subsidiaries except where we expressly state that we are only referring to NTL Incorporated or NTL Communications.
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                       CONDENSED NTL CORPORATE STRUCTURE

     The following chart illustrates on a condensed basis the corporate structure of NTL through which our operations are conducted and our investments held. The chart does not show our operating or other intermediate companies or ownership interests, including minority interests, in those entities:

                      [NTL INCORPORATED STRUCTURE GRAPHIC]

     NTL Incorporated, a Delaware corporation, was incorporated in December 1999, to effect a reorganization into a holding company structure under Section 251(g) of the Delaware General Corporation Law. The holding company structure, which was implemented in May 2000 in connection with the acquisition of the residential assets of Cable & Wireless Communications plc, was accomplished through a merger. The stockholders of NTL (Delaware), Inc. (formerly NTL Incorporated) ("NTL Delaware"), at the effective time of the merger became stockholders of the new holding company, and NTL Delaware became a subsidiary of the new holding company. The new holding company then took the name NTL Incorporated.

     NTL Delaware was incorporated in February 1999 to effect a reorganization into a holding company structure under section 251(g) of the Delaware General Corporation

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Law. The holding company structure, which was implemented in April 1999 to pursue opportunities outside the United Kingdom and Ireland, was accomplished through a merger. The stockholders of NTL Communications Corp. (formerly NTL Incorporated) ("NTL Communications"), at the effective time of the merger, became stockholders of the new holding company, and NTL Communications became a subsidiary of the new holding company. The new holding company then took the name NTL Incorporated.

     NTL Group Limited, a wholly-owned indirect subsidiary of NTL which was acquired in 1996, has a 30-year history in the United Kingdom as a provider of communications services. NTL conducts its operations through direct and indirect wholly-owned subsidiaries.

     On February 21, 2001, as required by our bank credit agreements, NTL Incorporated contributed the residential broadband and business cable operations of Cable & Wireless Communications to NTL Communications and NTL Delaware contributed the assets of NTL Business (formerly Workplace Technologies plc) to NTL Communications.

     NTL's principal executive office is located at 110 East 59th Street, New York, New York 10022, and its telephone number is (212) 906-8440.

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

                               PROSPECTUS SUMMARY

     This summary highlights information about us which is contained elsewhere or incorporated by reference in this prospectus. This summary may not contain all the information that is important to you. You should read the entire prospectus before making an investment decision.

                                   ABOUT NTL

     NTL, through NTL Communications and its subsidiaries, is one of the leading broadband communications and broadband services companies in the United Kingdom and the Republic of Ireland. We also provide telecommunications services in Switzerland, France and Australia and have made strategic investments in broadband cable operations in France, Germany and Sweden. Our predominant lines of business are consumer services, business services and broadcast transmission and tower services. Consumer services include residential telephony, cable television, Internet access and Interactive services. Business services include business telephony, national and international carrier telecommunications, Internet services and radio communications services. Broadcast transmission and tower services include digital and analog television and radio broadcasting, wireless network management, tower and site leasing and satellite distribution services.
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                                   THE NOTES

Securities Offered............   Up to $1,150,000,000 aggregate principal amount
                                 of 6 3/4% convertible senior notes due 2008 of NTL Communications and NTL Incorporated (as co-obligor on a subordinated basis) and up to 35,138,108 shares of common stock of NTL
                                 Incorporated plus such indeterminate number of additional shares of common stock that may be issued from time to time upon conversion of the convertible notes by reason of adjustment to the conversion price in certain circumstances described herein. Also offered are 35,080 shares of common stock of NTL Incorporated issued on exchange of certain 5% Unsecured
                                 Convertible Loan Notes 1995 (as extended) of
                                 NTL (B) Limited.

Maturity......................   May 15, 2008.

Interest Payment Dates........   May 15 and November 15 of each year, commencing
                                 November 15, 2001.

Conversion....................   The convertible notes, unless previously
                                 redeemed, are convertible at the option of the holder at any time after August 13, 2001 and before May 15, 2008 into shares of common stock of NTL Incorporated at a conversion price of $32.728 per share, subject to adjustment in some events. See "Description of the Convertible Notes -- Conversion."

Optional Redemption...........   After May 20, 2004 the convertible notes will
                                 be redeemable, in whole or from time to time in part, at the option of NTL Incorporated or NTL
                                 Communications on at least 30 but not more than 60 days' prior notice at the redemption prices set forth in this prospectus together with accrued and unpaid interest, if any, to the date of redemption. See "Description of the Convertible Notes -- Optional Redemption."

Subordination.................   The convertible notes are the joint and several
                                 unsecured obligations of NTL Incorporated and
                                 NTL Communications. The obligations of NTL
                                 Incorporated are subordinate in right of
                                 payment to the respective existing and future
                                 senior debt of NTL Incorporated. On March 31,
                                 2001, NTL Incorporated had no senior debt
                                 outstanding. The obligations of NTL
                                 Incorporated under the convertible notes are
                                 effectively subordinated to all existing and
                                 future liabilities of its subsidiaries,
                                 including trade payables and subordinated
                                 liabilities of NTL Communications.
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                                 The convertible notes are senior debts of NTL
                                 Communications Corp. The obligations of NTL
                                 Communications under the convertible notes are effectively senior to all existing and future liabilities of NTL Incorporated, including its senior debt, pari passu with all existing and future senior debt of NTL Communications, senior to all existing and future subordinated debt of NTL Communications, and effectively subordinated to all existing and future liabilities, including trade payables, of subsidiaries of NTL Communications. Any claim against NTL Communications under the convertible notes will not have recourse to the subsidiaries of NTL Incorporated that are not subsidiaries of NTL Communications.

                                 The ability of NTL Incorporated and NTL
                                 Communications and their subsidiaries to incur additional indebtedness and liabilities is not limited by the terms of the indenture pursuant to which the convertible notes were issued. See "Description of the Convertible Notes -- Subordination of Convertible Notes to Senior Debt of NTL Incorporated."

Change of Control.............   In some circumstances involving a change of
                                 control of NTL Incorporated or NTL
                                 Communications holders of the convertible notes will have the right, subject to some restrictions and conditions, to require NTL
                                 Incorporated and NTL Communications to
                                 repurchase all or any part of the convertible notes at a purchase price equal to 101% of the principal amount of those convertible notes together with accrued and unpaid interest, if any, to the date of repurchase. NTL
                                 Incorporated and NTL Communications may not have sufficient funds or the financial resources necessary to satisfy, or may be precluded by the terms governing their indebtedness from satisfying, their obligations to repurchase the convertible notes and other debt that may become payable upon a change of control. See "Description of the Convertible
                                 Notes -- Repurchase at the Option of Holders."

Use of Proceeds...............   The selling securityholders will receive all of
                                 the net proceeds from the sale of the
                                 securities sold pursuant to this prospectus.
                                 NTL Communications and NTL Incorporated will
                                 not receive any proceeds from sales by the
                                 selling securityholders of the offered
                                 securities.
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

                                  RISK FACTORS

     You should consider carefully all of the information set forth in this prospectus and incorporated by reference in this prospectus. See "Where you can find more information about us." You should particularly evaluate the following risks before deciding to purchase the convertible notes or the common stock issuable on conversion of the convertible notes.

OUR SUBSTANTIAL LEVERAGE COULD ADVERSELY AFFECT THE FINANCIAL HEALTH OF THE COMPANY

     NTL Incorporated and NTL Communications are and, for the foreseeable future will continue to be, highly leveraged. On June 30, 2001, the accreted value of NTL Communications' total long-term indebtedness was $13,200.0 million. This debt represents approximately 64.0% of NTL Communications' total capitalization as of June 30, 2001.

     On June 30, 2001, the accreted value of NTL Incorporated's total long-term indebtedness, including the redeemable preferred stock was $19,064.6 million. This debt represented approximately 76.0% of NTL Incorporated's total capitalization as of June 30, 2001.

     The indentures governing NTL Communications' outstanding notes permit it to incur additional indebtedness to finance its working capital and capital expenditure requirements, finance the construction of our network and finance the acquisition of assets, licenses and computer software that are used in connection with a cable business, as well as entities that are engaged in the cable business.

     Our substantial indebtedness could adversely affect our financial health by, among other things:

     - increasing our vulnerability to adverse changes in general economic conditions or increases in prevailing interest rates particularly for any borrowings at variable interest rates,

     - limiting our ability to obtain the additional financing we need to operate, develop and expand our business, and

     - requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, which reduces the funds available for operations and future business opportunities.

     Cash interest payments of NTL Incorporated and its subsidiaries increased from $224.0 million in the six months ended June 30, 2000 to $468.9 million in the six months ended June 30, 2001 and from $222.1 million in the year ended December 31, 1999 to $590.1 million in the year ended December 31, 2000. Cash interest payment obligations are expected to exceed $1.0 billion in 2001, and we expect them to continue to increase thereafter, at least through 2002, as a result of our higher debt levels and as indebtedness previously issued on a discount basis becomes cash pay.

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NTL INCORPORATED'S OBLIGATIONS UNDER THE CONVERTIBLE NOTES ARE SUBORDINATED TO
ITS EXISTING AND FUTURE SENIOR DEBT

     NTL Incorporated's obligations under the convertible notes are unsecured and are subordinated in right of payment to all its existing and future senior debt as that term is defined in the indenture governing the convertible notes. This means that NTL Incorporated cannot make any payments on the convertible notes if it defaults on a payment of any of those senior debts. In the event of the bankruptcy, liquidation or dissolution of NTL Incorporated, its assets would be available to pay its obligations under the convertible notes only after all payments have been made on its senior debt. Because NTL Incorporated's available assets may be insufficient to pay all of its creditors upon bankruptcy or the occurrence of a similar event, you may receive nothing and are likely to receive proportionately less than the holders of its senior debt.

IN SOME CIRCUMSTANCES INVOLVING A CHANGE OF CONTROL OF NTL COMMUNICATIONS OR NTL INCORPORATED, NTL COMMUNICATIONS AND NTL INCORPORATED WILL BE REQUIRED TO OFFER TO REPURCHASE OR REPAY SOME OF THEIR INDEBTEDNESS INCLUDING THE CONVERTIBLE NOTES -- IF THIS OCCURS, THEY MAY NOT HAVE THE FINANCIAL RESOURCES NECESSARY TO MAKE THOSE REPURCHASES

     NTL Communications and NTL Incorporated may, under some circumstances involving a change of control of NTL Communications or NTL Incorporated, be obligated to offer to repurchase their outstanding debt securities, including the convertible notes, and repay other indebtedness before maturity. We cannot assure you that we will have available financial resources necessary to repurchase those securities or repay that indebtedness in those circumstances. If NTL Communications and NTL Incorporated cannot repurchase those debt securities in the event of a change of control, the failure to repurchase would constitute an event of default under the indentures and agreements under which that indebtedness was incurred and could result in a cross-default under other indebtedness.

THE ANTICIPATED CONSTRUCTION COSTS OF OUR NETWORK WILL INCREASE AS A RESULT OF OUR RECENT ACQUISITIONS AND WILL REQUIRE SUBSTANTIAL AMOUNTS OF ADDITIONAL FUNDING -- THAT ADDITIONAL FUNDING MAY NOT BE AVAILABLE ON REASONABLE TERMS OR AT ALL

     As a result of our recent acquisitions, our capital expenses and cost of operations for the development, construction and operation of our combined telecommunications networks will significantly increase. We estimate that significant amounts of additional funding will be necessary to meet these capital expenditure and operational requirements.

     We cannot be certain that:

     - we will be able to obtain additional financing with acceptable terms,

     - actual construction costs will meet our expectations,

     - we will satisfy conditions precedent to advances under existing and any future credit facilities,

     - we will not acquire additional businesses that require additional capital,

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     - we will be able to generate sufficient cash from operations to meet capital requirements, debt service and other obligations when required, or

     - we will be able to withstand exposure to exchange and interest rate fluctuations.

     We do not have any firm additional financing plans to address the factors listed above, and our L2.5 billion credit agreement restricts the ability of NTL Communications and its subsidiaries to incur additional debt.

     Both the equity and debt capital markets have recently experienced periods of significant volatility, particularly for securities issued by telecommunications and technology companies. The ability of telecommunications companies to access those markets as well as their ability to obtain financing provided by bank lenders and equipment suppliers has become more restricted and financing costs have increased. During some recent periods, the capital markets have been largely unavailable to new issues of securities by telecommunications companies. We have historically relied on issuances of high-yield debt securities, convertible debt securities and convertible preferred stock and common stock to meet our financing requirements. We cannot be certain that financing will be available to us when it is required on reasonable terms or at all.

WE WILL REQUIRE ADDITIONAL FINANCING BECAUSE WE DO NOT EXPECT TO GENERATE SUFFICIENT CASH FLOW TO REPAY AT MATURITY THE ENTIRE PRINCIPAL AMOUNT OF OUR OUTSTANDING INDEBTEDNESS

     We anticipate that we will not generate sufficient cash flow from operations to repay at maturity the entire principal amount of our outstanding indebtedness. Some of the measures we may take to repay our debt include:

     - refinancing all or portions of our indebtedness,

     - seeking modifications of the terms of our indebtedness, and

     - seeking additional debt financing, which may require us to obtain the consent of some of our lenders.

     We cannot be certain that we will succeed in executing any of these measures or that financing will be available on reasonable terms or at all.

THE COMPANIES IN WHICH WE HOLD MINORITY INVESTMENTS IN CONTINENTAL EUROPE WILL REQUIRE ADDITIONAL FINANCING TO COMPLETE THEIR NETWORK ROLLOUTS -- THEIR ABILITY TO OBTAIN SUCH FINANCING WILL DEPEND ON THEIR ABILITY TO ACCESS THE CAPITAL MARKETS AND THE VALUE OF OUR INVESTMENT COULD BE REDUCED OR DILUTED

     We have minority investments in broadband cable operations in Germany, Sweden and France. Each of those companies will require substantial amounts of additional capital to complete their network rollouts and upgrades and their ability to obtain that financing will depend, in part, on their ability to access the capital markets. The ability of those companies to access the capital markets will be subject not only to the performance of such companies' business and prospects, but to conditions in the capital

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markets generally. In late 2000, the Swedish company (B2) postponed its proposed initial public offering as a result of unfavorable market conditions. If those companies cannot complete their planned expansions and upgrades for any reason, the value of our investments could be reduced. If those companies issue equity securities and we decide not to purchase our proportionate share of any new issue of equity securities, our investment in such companies would be diluted.

WE CANNOT BE CERTAIN THAT WE WILL BE SUCCESSFUL IN INTEGRATING ACQUIRED BUSINESSES INTO OUR OPERATIONS, OR THAT WE WILL REALIZE THE BENEFITS WE ANTICIPATE FROM ANY ACQUISITION

     We will continue to consider strategic acquisitions and combinations that involve operators or owners of licenses to operate cable, telephone, television or telecommunications systems or services and related businesses. If consummated, some of these transactions would significantly alter our holdings and might require us to incur substantial indebtedness. We cannot assure you that, with respect to our recent acquisitions, as well as any future acquisitions, if they occur, we:

     - will realize any anticipated benefits,

     - will successfully integrate the acquired businesses with our operations, or

     - will manage that integration without adversely affecting NTL.

     Prior to our acquisition of ConsumerCo in May 2000, it was losing customers on a quarterly basis. Since the acquisition, we have focused on reducing the fault rate, improving the installation experience, continuing the digital rollout and improving the value proposition of the service bundle. This will cause our costs to increase in the near term.

NTL INCORPORATED AND NTL COMMUNICATIONS ARE HOLDING COMPANIES THAT ARE DEPENDENT UPON CASH FLOW FROM THEIR SUBSIDIARIES TO MEET THEIR OBLIGATIONS -- THEIR ABILITY TO ACCESS THAT CASH FLOW MAY BE LIMITED IN SOME CIRCUMSTANCES

     NTL Incorporated and NTL Communications are holding companies with no independent operations or significant assets other than investments in and advances to their respective subsidiaries and affiliated joint ventures. NTL Incorporated and NTL Communications depend upon the receipt of sufficient funds from their subsidiaries to meet their respective obligations, including their obligations associated with the convertible notes. The terms of existing and future indebtedness of their respective subsidiaries and the laws of the jurisdictions under which those subsidiaries are organized generally limit the payment of dividends, loan repayments and other distributions to them, subject in some cases to exceptions that allow them to service indebtedness in the absence of specified defaults.

     Your right to receive payments on or in respect of the convertible notes from NTL Incorporated or NTL Communications could be adversely affected in the event of a bankruptcy of any of NTL Incorporated's or NTL Communications' subsidiaries. Following the liquidation of a subsidiary or joint venture, the creditors of that subsidiary or joint venture will generally be entitled to be paid in full before NTL Incorporated or

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NTL Communications is entitled to a distribution of any assets in the liquidation. On June 30, 2001, the total liabilities of NTL Incorporated's subsidiaries (including NTL Communications) would have been approximately $18,702.5 million and the total liabilities of NTL Communications' subsidiaries would have been approximately $7,294.4 million.

NTL INCORPORATED AND NTL COMMUNICATIONS HAVE HISTORICALLY INCURRED LOSSES AND GENERATED NEGATIVE CASH FLOWS AND WE CANNOT ASSURE YOU THAT THEY WILL BE PROFITABLE IN THE FUTURE

     Construction and operating expenditures have resulted in negative cash flow which we expect will continue at least until we establish an adequate customer base. We also expect to incur substantial additional losses. We cannot be certain that we will achieve or sustain profitability in the future. Failure to achieve profitability could diminish our ability to sustain our operations and obtain additional required funds. In addition, a failure to achieve or sustain profitability would adversely affect our ability to make required payments on our indebtedness, including payments associated with the convertible notes.

     NTL Communications had net losses for the six months ended June 30, 2001, of $1,634.7 million and for the following years ended December 31:

     - 2000: $2,388.1 million

     - 1999: $716.5 million

     - 1998: $534.6 million

     - 1997: $333.1 million

     - 1996: $254.5 million

     As of June 30, 2001, NTL Communications' accumulated deficit was $5,989.9 million.

     NTL Incorporated had net losses for the six months ended June 30, 2001 of $2,072.1 million and for the following years ended December 31:

     - 2000: $2,963.7 million

     - 1999: $735.7 million

     - 1998: $534.6 million

     - 1997: $333.1 million

     - 1996: $254.5 million

     As of June 30, 2001, NTL Incorporated's accumulated deficit was $7,023.2 million.

     In the six months ended June 30, 2001 and in the year 2000, although EBITDA was positive, NTL Incorporated had a negative cash flow from operations of $290.0 million and $301.9 million, respectively and NTL Communications had negative cash flow from operations of $296.4 million and $170.3 million, respectively.

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WE HAVE HISTORICALLY HAD A DEFICIENCY OF EARNINGS TO FIXED CHARGES AND OUR
EARNINGS IN THE FUTURE MAY NOT BE SUFFICIENT TO COVER THOSE FIXED CHARGES, INCLUDING OUR OBLIGATIONS ASSOCIATED WITH THE CONVERTIBLE NOTES

     For the six months ended June 30, 2001 and for the years ended December 31, 2000, 1999, 1998, 1997 and 1996, NTL Communications' earnings were insufficient to cover fixed charges by approximately $1,677.8 million, $2,563.1 million, $785.2 million, $535.0 million, $350.9 million and $268.9 million, respectively.

     For the six months ended June 30, 2001 and for the years ended December 31, 2000, 1999, 1998, 1997 and 1996, NTL Incorporated's earnings were insufficient to cover fixed charges by approximately $2,285.3 million, $3,169.8 million, $809.8 million, $535.0 million, $350.9 million and $268.9 million, respectively. For the six months ended June 30, 2001 and for the years ended December 31, 2000, 1999, 1998 and 1997, NTL Incorporated's earnings were insufficient to cover combined fixed charges and preferred stock dividends by approximately $2,144.4 million, $3,363.8 million, $883.5 million, $553.8 million and $362.9 million, respectively.

     Fixed charges consist of interest expense, including capitalized interest, amortization of fees related to debt financing and rent expense deemed to be interest. Our earnings in the future may not be sufficient to cover our fixed charges and preferred stock dividends, including our obligations associated with the convertible notes.

WE ARE SUBJECT TO SIGNIFICANT COMPETITION IN EACH OF OUR BUSINESS AREAS AND WE EXPECT THAT COMPETITION WILL INTENSIFY -- IF WE ARE UNABLE TO COMPETE SUCCESSFULLY OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED

     We face significant competition from established and new competitors in each of our businesses. As existing technology develops and new technologies emerge, we believe that competition will intensify in each of our business areas, particularly business telecommunications and the Internet. Some of our competitors have substantially greater financial and technical resources than we do. If we are unable to compete successfully, our financial condition and results of operations could be adversely affected.

OUR PRINCIPAL BUSINESSES ARE SUBJECT TO GOVERNMENT REGULATION, INCLUDING PRICING REGULATION, AND CHANGES IN CURRENT REGULATIONS MAY ADVERSELY AFFECT US

     Our principal business activities in the United Kingdom, the Republic of Ireland, France, Switzerland and Australia and the activities of the companies in which we have investments in Germany, Sweden and France are regulated and supervised by various governmental bodies. Changes in laws, regulations or governmental policy or the interpretations of those laws or regulations affecting our activities and those of our competitors, such as licensing requirements, changes in price regulation and deregulation of interconnection arrangements, could have a material adverse effect on us.

     We are also subject to regulatory initiatives of the European Commission. Changes in EU Directives may reduce our range of programming and increase the costs of purchasing television programing or require us to provide access to our cable network

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

infrastructure to other service providers, which could have a material adverse effect on us.

OUR BROADCAST SERVICES BUSINESS IS DEPENDENT UPON ITV AND OTHER CONTRACTS

     Our broadcast services business has contracts for the provision of television broadcasting transmission services with the ITV companies, Channel 4/S4C and Channel 5 in the United Kingdom and ABC and SBS in Australia. The prices that we may charge these companies for transmission services in the United Kingdom are subject to regulation by OFTEL. The contracts with the ITV companies and Channel 4/S4C terminate on December 31, 2012. Although, historically, the ITV companies and Channel 4/S4C have renewed their contracts with us, we cannot assure you that they will do so upon expiration of the current contracts, that they will not negotiate terms for provision of transmission services by us on a basis less favorable to us or that they would not seek to obtain from third parties a portion of the transmission services that we currently provide. The loss of any one of these contracts could have a material adverse effect on us.

OUR U.K. BROADCAST SERVICES BUSINESS IS DEPENDENT UPON SITE SHARING ARRANGEMENTS WITH OUR PRINCIPAL COMPETITOR

     As a result of, among other factors, a natural shortage of potential transmission sites and the difficulties in obtaining planning permission for erection of further masts, Crown Castle U.K. Ltd. and NTL have made arrangements to share a large number of tower sites. We cannot assure you that the site sharing arrangements will not be terminated. Termination of the site sharing arrangements would have a material adverse effect on us.

     Under the present arrangements, one of the parties is the owner, lessor or licensor of each site and the other party is entitled to request a license to use specified facilities at that site. Each site license granted pursuant to the site sharing agreement is for an initial period expiring on December 31, 2005, subject to title to the site and to the continuation in force of the site sharing agreement. Each site sharing agreement provides that, if requested by the sharing party, it will be extended for further periods. Either party may terminate the agreement by giving 5 years' written notice until December 31, 2005 or at any date which is a date 10 years or a multiple of 10 years after December 31, 2005.

FAILURE TO MANAGE OUR GROWTH AND EXPANSION COULD HAVE A MATERIAL ADVERSE EFFECT ON US

     We have experienced rapid growth and development in a relatively short period, and to meet our strategic objectives will require a continuation of that growth. Management of that growth will require, among other things:

     - stringent control of construction and other costs,

     - continued development of our financial and management controls,

     - increased marketing activities, and

     - training of new personnel.

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     Failure to manage our rapid growth and development successfully could have a material adverse effect on us.

WE ARE DEPENDENT UPON A SMALL NUMBER OF KEY PERSONNEL

     A small number of key executive officers manage our businesses. The loss of one or more of these executive officers could have a material adverse effect on us. We believe that our future success will depend in large part on our continued ability to attract and retain highly skilled and qualified personnel. We have not entered into written employment contracts or non-compete agreements with, nor have we obtained life insurance policies covering those key executive officers. Some of our senior managers also serve as members of senior management of other companies in the telecommunications business which may reduce the amount of time they are able to dedicate to our business.

THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGES AND WE CANNOT PREDICT THE EFFECT OF ANY CHANGES ON OUR BUSINESSES

     The telecommunications industry is subject to rapid and significant changes in technology and the effect of technological changes on our businesses cannot be predicted. The cost of implementation for emerging and future technologies could be significant, and our ability to fund such implementation may depend on our ability to obtain additional financing. We cannot be certain that we would be successful in obtaining any additional financing required.

WE ARE SUBJECT TO CURRENCY RISK BECAUSE WE OBTAIN A SUBSTANTIAL AMOUNT OF FINANCING IN U.S. DOLLARS AND EURO BUT GENERALLY GENERATE REVENUES AND INCUR EXPENSES IN OTHER CURRENCIES

     We encounter currency exchange rate risks because we generate revenues and incur construction and operating expenses in other currencies, primarily in pounds sterling while we pay interest and principal obligations with respect to most of our existing indebtedness in U.S. dollars and Euro. We cannot assure you that the hedging transactions we have entered into or any other hedging transactions we might enter into will be successful or that shifts in the currency exchange rates will not have a material adverse effect on us. For example, to the extent that the pound sterling declines in value against the U.S. dollar and, to a lesser extent, the Euro, and we have not fully hedged against such declines, the effective cost of servicing our U.S. dollar and Euro debt will be higher and we will incur currency losses. The decline in the relative value of the pound sterling against the U.S. dollar in 2000 was primarily responsible for our 2000 currency losses of $120.6 million.

WE DO NOT INSURE THE UNDERGROUND PORTION OF OUR CABLE NETWORK

     We obtain insurance of the type and in the amounts that we believe are customary for similar companies. Consistent with this practice, we do not insure the underground portion of our cable network. Substantially all of our cable network is constructed underground. Any catastrophe that affects our underground cable network could result in substantial uninsured losses.

SOME PROVISIONS OF THE AGREEMENTS GOVERNING OUR INDEBTEDNESS AND THE INDEBTEDNESS OF OUR SUBSIDIARIES AND PROVISIONS OF NTL INCORPORATED'S CERTIFICATE OF INCORPORATION COULD DELAY OR PREVENT TRANSACTIONS INVOLVING A CHANGE OF CONTROL OF NTL

     Provisions of the agreements governing our outstanding indebtedness and the indebtedness of our subsidiaries, which either require such indebtedness to be repaid or give the holder the option to require repayment, could have the effect of delaying or preventing transactions involving a change of control of NTL and its subsidiaries, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices, and may limit the ability of stockholders of NTL Incorporated to approve transactions that they may deem to be in their best interest.

     Our certificate of incorporation contains provisions which may have the effect, alone or in combination with each other or with the existence of authorized but unissued common stock and preferred stock, of

     -   preventing or making more difficult a hostile takeover,

     - making it more difficult to remove our incumbent board of directors and our officers,

     - adversely effecting stockholders who desire to participate in a tender offer and

     - depriving stockholders of possible opportunities to sell their shares at a premium.

     Our stockholder rights plan has a significant anti-takeover effect. In particular, the rights issuable under our stockholder rights plan will cause substantial dilution to a person or group that acquires a substantial interest in us without the prior approval of our board of directors. In addition, a holder of each share of preferred stock issuable upon exercise of a right under our shareholder rights plan is entitled to 208.33 votes and entitled to vote together with holders of NTL Incorporated common stock. As a result of these provisions and the current ownership of NTL Incorporated, no change of control of NTL Incorporated requiring stockholder approval is possible without the consent of the owners of that preferred stock.

POTENTIAL TRANSACTIONS RELATING TO THE EXCHANGE OF SOME OF OUR PREFERRED STOCK OR THE CREATION OF ONE OR MORE TRACKING STOCKS WOULD AFFECT THE NATURE OF THE RESIDUAL ASSETS REPRESENTING THE NTL INCORPORATED COMMON STOCK THAT IS ISSUABLE ON CONVERSION OF THE CONVERTIBLE NOTES

     Holders of our 5% cumulative preferred stock, Series A can exchange those securities for up to a 50% equity interest in an entity holding our Cablecom operations in Switzerland and any other wholly owned operations in Continental Europe outside of France.

     In February 2000, we issued $1.85 billion aggregate liquidation preference of our 5% cumulative preferred stock, Series A to France Telecom and a group of commercial banks. In June 2001 we agreed with France Telecom to amend some of the terms of that series of preferred stock. A holder of the preferred stock that is not a commercial bank has the right to exchange its shares of preferred stock for an equity interest in an entity into which we would be required to transfer our Cablecom operations in Switzerland and any other wholly owned operations in Continental Europe outside of France. Once these amendments are effected the exchange right will be limited to a right to exchange such preferred stock for up to a 50% interest in Cablecom. If this exchange occurs, the NTL Incorporated common stock issuable upon conversion of the convertible notes would no longer represent an equity interest in the equity stake so transferred. To the extent that transfer does not satisfy the redemption price of $1.85 billion and accrued dividends, we would be required to redeem the preferred stock for cash. This would decrease the amount of cash available to finance our operations.

     We are currently considering asking our shareholders to vote on a proposal to redesignate NTL Incorporated common stock into two classes and issue a class of stock tracking our broadcast operations.

     We currently have a preliminary proxy statement on file with the SEC which contains proposals to redesignate our common stock into two classes and issue a class of stock tracking our broadcast operations, including the national transmission and tower network infrastructure primarily in the United Kingdom and Australia. The tower tracking stock is intended to reflect the economic performance of our tower operations. NTL Incorporated's existing shares of common stock would be redesignated into a class of common stock that is intended to track the remainder of its business operations. If those proposals are put to our stockholders and approved, we currently plan to offer the shares of tower tracking stock to the public, for cash, subject to the market and other conditions at the time. However, we could choose not to make an offering at all and could for example, issue tracking stock as a dividend to our stockholders, a private placement, by an offer of exchange with the holders of NTL stock or by issuing the stock to acquire stock or assets of another company.

     If the redesignation and tracking stock proposal is put to our stockholders and approved, the common stock into which the convertible notes would initially be convertible would be the class of common stock whose performance is intended to track our non-tower operations including our retained interest in the equity value of NTL attributable to the NTL tower group. In the most likely circumstances involving the issuance of the tower tracking stock, such as its issuance for cash in an initial public offering, there would be no adjustment to the conversion price of the convertible notes and no tower tracking stock would be issued on conversion. An issuance of a tracking stock as a dividend to our stockholders will result in an adjustment in accordance with the indenture to the conversion price based on the fair market value of the stock distributed as determined by our board of directors and no adjustment to the securities into which the convertible notes are convertible.

     In February 2000, we also began considering ways to illuminate the value of our non-U.K. cable businesses, which may include creation of a tracking stock, spin-off or a public stock or rights offering. We cannot predict what the results of our evaluation will be or when it will be completed. Transactions involving the reclassification of our common stock could result in changes to the residual assets which the common stock which is issuable on conversion of the convertible notes represents and would subject a holder of the common stock to the risks associated with a more complex capital structure.

SALES OF SUBSTANTIAL AMOUNTS OF SHARES OF OUR COMMON STOCK BY SOME OF OUR PRINCIPAL SHAREHOLDERS OR THE EXPECTATION THAT SUCH SALES MAY OCCUR COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK

     Based on the most current information available to us, France Telecom, Cable & Wireless and Verizon Communications beneficially own approximately 28.25%, 11.24% and 8.85%, respectively, of our common stock on a fully diluted basis. Each of those entities has been granted registration rights by us. The lock up agreements we had with France Telecom and Cable & Wireless expired on May 30, 2001. We have no lock-up agreements with Verizon Communications, and its shares became freely tradeable without restriction on May 30, 2001. Verizon has outstanding exchangeable notes due 2005 that are exchangeable into Verizon's shares after July 1, 2002. Although we do not presently expect France Telecom to sell its shares, we cannot predict the timing or manner of any sales by France Telecom or Verizon or its effect on our other shareholders. Cable & Wireless's entire holding is presently freely tradeable without restriction. While we had previously agreed with Cable & Wireless to jointly undertake a fully marketed offering starting on June 1, 2001 of its entire shareholding through an offering registered with the SEC, Cable & Wireless requested that we delay filing of the registration statement. Any sales of substantial amounts of shares of our common stock by these or other of our principal shareholders or the expectation that such sales may occur could depress the market price of our common stock.

WE HAVE GRANTED SUBSTANTIAL GOVERNANCE AND ECONOMIC RIGHTS IN CONNECTION WITH THE FRANCE TELECOM INVESTMENT AND HAVE ENTERED INTO TRANSACTIONS WITH FRANCE TELECOM THAT MAY IMPACT A STOCKHOLDER'S INVESTMENT IN US.

     We have granted rights to France Telecom, including the right to appoint directors and pre-emptive rights in relation to issuances by us of equity securities. Exercise by France Telecom of some or all of such rights may impact us or the value of our stock held by persons other than France Telecom.

     As a holder of 5% cumulative preferred stock, Series A, France Telecom has the right to exchange its shares for an equity interest in an entity into which we would be required to transfer our Cablecom operations in Switzerland and any other wholly owned operations in Continental Europe outside of France. We have agreed with France Telecom to amend the terms of that preferred stock to, among other things, limit the exchange right to exchange into an interest in our Cablecom operations only. In May, 2001, in partnership with Morgan Stanley Dean Witter Private Equity, we completed our acquisition of France Telecom's 49.9% stake in Noos, a broadband company in France. Pursuant to the acquisition agreement, we acquired 27% of Noos for $594.1 million. An additional $33.0 million purchase consideration is payable to France Telecom on transfer to Noos of specified networks following receipt of regulatory approvals. We issued two series of preferred stock to France Telecom as consideration for the acquisition of our 27% interest in Noos. One series of the preferred stock representing $472.2 million of the initial purchase consideration is mandatorily redeemable for cash by NTL Incorporated one year after issuance. The second series of preferred stock representing $121.9 million of the initial purchase consideration is mandatorily redeemable for cash by NTL Incorporated six years after issuance. Because NTL Incorporated's subsidiaries are subject to restrictions on their ability to pay dividends or make distributions to NTL Incorporated, it is likely that the initial redemption would have to be financed by NTL Incorporated. We pledged our shares in Noos to secure payment of the redemption amount under the terms of the preferred stock.

THE INSTRUMENTS GOVERNING SOME OF OUR SUBSIDIARIES' INDEBTEDNESS MAY INDIRECTLY LIMIT OUR ABILITY TO PAY DIVIDENDS

     The indentures governing NTL Communications' senior notes impose limitations on the payment of dividends to us and consequently limit amounts available for us to pay dividends on our common stock. Further, the terms of our subsidiaries' senior credit facilities and working capital facilities restrict, and the terms of the outstanding notes issued by Diamond and NTL Triangle restrict, and the terms of other future indebtedness of our subsidiaries may generally restrict the ability of some of our subsidiaries to distribute earnings to NTL Communications or make other payments to NTL Communications. The terms of Cablecom's and NTL Australia's credit facilities also restrict the ability of these entities to distribute earnings and make other payments to NTL Incorporated.

     Before our recent corporate restructurings, NTL Communications and NTL Delaware had never paid cash dividends on their common stock and since NTL Incorporated's inception, it has never paid cash dividends on its common stock. In addition, the payment of any dividends in the future will be at the discretion of the board of directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition and the general financial condition of our subsidiaries.

THE MARKET PRICE OF NTL INCORPORATED COMMON STOCK AND CONVERTIBLE NOTES IS SUBJECT TO VOLATILITY

     The current market price of NTL Incorporated common stock may not be indicative of prices that will prevail in the trading markets in the future. The market price of the common stock has been subject to volatility and, in the future, the market price of the common stock and convertible notes could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include, among other things, actual or anticipated variations in our operating results and cash flow, our earnings releases and our competitors' earnings releases, announcements of technological innovations, changes in financial estimates by securities analysts, market conditions in the industry and the general state of the securities markets and the market for telecommunications stocks, changes in capital markets (particularly debt markets) that affect the perceived availability of capital to communications companies, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions.

THERE HAS BEEN NO PUBLIC MARKET FOR THE CONVERTIBLE NOTES -- WE CANNOT ASSURE YOU THAT A LIQUID MARKET WILL DEVELOP FOR THE CONVERTIBLE NOTES

     There has been no public market for the convertible notes. The registration rights agreement does not obligate us to keep the registration statement of which this prospectus forms a part effective beyond two years from the effective date of the registration statement of which this prospectus forms a part except in limited circumstances. Although the initial purchasers of the convertible notes have advised us that they currently intend to continue to make a market in the convertible notes, they are not obligated to do so and any market making may be discontinued at any time without notice. As a result, we cannot assure you as to the ongoing development or liquidity of any market that may develop for the convertible notes.

YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY TURN OUT TO BE MATERIALLY DIFFERENT FROM ANY FORWARD-LOOKING STATEMENTS INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS

     This prospectus includes or incorporates by reference projections of broadcast transmission revenues, build-out results and other forward-looking statements, including those using words such as "believe," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy," and similar expressions. In reviewing information included or incorporated by reference in this prospectus, keep in mind that actual results may differ materially from those expressed or implied in those projections and forward-looking statements. Important assumptions and factors that could cause actual results to differ materially from those contemplated or projected, forecast, estimated or budgeted in or expressed or implied by those projections and forward-looking statements include those specified in this Risk Factors section, as well as:

     - industry trends,

     - our ability to

               -- continue to design network routes and install facilities,

               -- obtain and maintain any required government licenses or approvals, and

               -- finance construction and development,

     all in a timely manner, at reasonable costs and on satisfactory terms and conditions,

     - assumptions about

               -- customer acceptance,

               -- churn rates,

               -- overall market penetration and competition from providers of alternative services, and

               -- availability, terms and deployment of capital.

     We assume no obligation to update projections or other forward-looking statements to reflect actual funding requirements, capital expenditures and results, changes in assumptions or in the factors affecting these projections or other forward-looking statements. We cannot assure you that:

     - any financings will be obtained when required, on acceptable terms or at all,

     - actual amounts required to complete our planned build out will not exceed the amount we estimate (see "-- The anticipated construction costs of our network will increase as a result of our recent acquisitions and will require substantial amounts of additional funding -- that additional funding may not be available on reasonable terms or at all") or that additional financing substantially in excess of that amount will not be required,

     - we will not acquire franchises, licenses or other new businesses that would require additional capital,

     - operating cash flow will meet expectations or that we will be able to access such cash from our subsidiaries' operations to meet any unfunded portion of our capital requirements when required or to satisfy the terms of the notes, or our other debt instruments and agreements for the incurrence of additional debt financing,

     - we will achieve the cost savings expected as a result of the ConsumerCo acquisition and the integration of several other acquired businesses.

     - we will not incur losses from our exposure to exchange rate fluctuations or be adversely affected by interest rate fluctuations (see "-- We are subject to currency risk because we obtain a substantial amount of financing in US dollars and Euro but generally generate revenues and incur expenses in other currencies"),

     - there will not be adverse changes in applicable United States, United Kingdom, Australian, Irish, French, German, Swedish, Swiss or Bermuda tax laws, or

     - the future effects of monetary union in Europe will not be materially adverse to us.

All forward-looking statements included or incorporated by reference in this prospectus are expressly qualified by the considerations described above.

                                USE OF PROCEEDS

     The selling securityholders will receive all of the proceeds from the sale of the securities sold using this prospectus. Neither NTL Incorporated nor NTL Communications will receive any of the proceeds from the sales by the selling securityholders of the offered securities.

                       UNAUDITED PRO FORMA FINANCIAL DATA

     The unaudited pro forma financial data presented gives effect to the completed acquisitions of Cablecom Group in March 2000 and ConsumerCo in May 2000 as if they had been consummated on January 1, 2000. The unaudited pro forma financial data is based on our historical financial statements and the historical financial statements of Cablecom and ConsumerCo from January 1, 2000 to the respective dates of acquisition. The historical financial statements of Cablecom and ConsumerCo are prepared in accordance with U.S. generally accepted accounting principles and have been translated into U.S. dollars. Certain amounts in these historical financial statements have been reclassified to conform to our presentation.

     The historical financial statement of Cablecom which is included in the unaudited pro forma condensed combined statement of operations has been adjusted to eliminate intercompany revenues and operating expenses that were not historically eliminated. The intercompany revenues and operating expenses were eliminated in the historical financial statements of NTL for the period from the date of acquisition to December 31, 2000.

     The historical results of ConsumerCo reflect certain intercompany costs and expenses as they were prior to the separation of Cable & Wireless Communications plc into CWC DataCo (which was retained by Cable & Wireless) and ConsumerCo, which was completed in the second quarter of 2000. These costs and expenses do not necessarily reflect the costs and expenses that would have been incurred if CWC DataCo and ConsumerCo were separate entities during this period. Therefore, the historical financial statement of ConsumerCo that is included in the unaudited pro forma condensed combined statement of operations is not reflective of results on a going forward basis.

     The Cablecom and ConsumerCo acquisitions have been accounted for using the purchase method of accounting, in which the assets acquired and liabilities assumed have been recorded at their estimated fair values.

     The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2000 gives effect to the acquisitions of Cablecom and ConsumerCo and issuance of common stock and preferred stock as if they had been consummated on January 1, 2000.

     The pro forma adjustments are based upon available information and assumptions that we believe were reasonable at the time made. The unaudited pro forma financial data does not purport to present our results of operations had the acquisitions occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The unaudited pro forma condensed combined statement of operations does not reflect any adjustments for cost savings that we expect to realize. The pro forma adjustments reflecting the acquisitions are based upon the assumptions set forth in the notes to the pro forma financial data. No assurances can be made as to the amount of cost savings or revenue enhancements, if any, that may be realized.

                                NTL INCORPORATED

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                      (In Millions, except per share data)

                                NTL          CABLECOM      CONSUMERCO
                            (HISTORICAL)   (HISTORICAL)   (HISTORICAL)   ADJUSTMENTS   PRO FORMA
                            ------------   ------------   ------------   -----------   ---------
REVENUES
COSTS AND EXPENSES........   $ 2,840.8        $93.3         $ 469.2                    $ 3,403.3
Operating expenses........     1,387.6         36.1           195.1                      1,618.8
Selling, general and
   administrative
   expenses...............     1,109.1         24.2           199.2                      1,332.5
Other charges.............        92.7           --              --                         92.7
Corporate expenses........        47.5           --              --                         47.5
Depreciation and
   amortization...........     2,122.8         24.9           191.8        $ 452.6A      2,792.1
                             ---------        -----         -------        -------     ---------
                               4,759.7         85.2           586.1          452.6       5,883.6
                             ---------        -----         -------        -------     ---------
Operating (loss) income...    (1,918.9)         8.1          (116.9)        (452.6)     (2,480.3)
OTHER INCOME (EXPENSE)
Interest income and
   other, net.............      (119.0)        (0.2)            1.7            3.9B       (113.6)
Interest expense..........    (1,036.8)        (3.1)         (132.3)         (49.6)C    (1,221.8)
                             ---------        -----         -------        -------     ---------
Loss before income
   taxes..................    (3,074.7)         4.8          (247.5)        (498.3)     (3,815.7)
Income tax benefit
   (provision)............       111.0         (2.5)           54.1                        162.6
                             ---------        -----         -------        -------     ---------
Net (loss) income.........    (2,963.7)         2.3          (193.4)        (498.3)     (3,653.1)
Preferred stock
   dividends..............      (194.0)                                      (65.7)D      (259.7)
                             ---------        -----         -------        -------     ---------
Net (loss) available to
   common shareholders....   $(3,157.7)       $ 2.3         $(193.4)       $(564.0)    $(3,912.8)
                             =========        =====         =======        =======     =========
Net loss per common
   share -- basic and
   diluted................   $  (14.54)                                                $  (14.53)
                             =========                                                 =========
Weighted average shares...       217.1                                        52.2E        269.3
                             =========                                     =======     =========

                                NTL INCORPORATED

                     NOTES TO THE PRO FORMA FINANCIAL DATA
                      (In millions, except per share data)

A. DEPRECIATION AND AMORTIZATION:

                                                            CABLECOM    CONSUMERCO
                                                            --------    ----------
For the year ended December 31, 2000
   Intangibles (Cablecom 3-10 years and ConsumerCo 10
     years)...............................................   $ 85.7      $ 366.9
                                                             ======      =======

B. INTEREST INCOME (USING 4.867%):

For the year ended December 31, 2000
   Reduction of interest income on cash on hand used......   $ (0.6)     $  (2.1)
   Interest income on excess cash from Bank financing.....      0.0          6.6
                                                             ------      -------
                                                             $ (0.6)     $   4.5
                                                             ======      =======

C. INTEREST EXPENSE:

For the year ended December 31, 2000
   Reduction of interest expense for debt not assumed.....   $  0.0      $  91.4
   Interest on Bank Financing at 6.03%....................    (20.0)         0.0
   Interest on Bank Financing at 8.28%....................      0.0       (121.0)
                                                             ------      -------
                                                             $(20.0)     $ (29.6)
                                                             ======      =======

D. PREFERRED STOCK DIVIDENDS:

For the year ended December 31, 2000
   5% issued to France Telecom............................   $  0.0      $ (42.8)
   5% redeemable preferred................................    (22.9)         0.0
                                                             ------      -------
                                                             $(22.9)     $ (42.8)
                                                             ======      =======

E. WEIGHTED AVERAGE SHARES:

Shares of NTL common stock issued.........................       --         84.9
Shares of NTL common stock issued to France Telecom.......       --         42.2
                                                             ------      -------
                                                                 --        127.1
Historical Weighted Average Shares........................       --        (74.9)
                                                             ------      -------
                                                                 --         52.2
                                                             ======      =======

                      DESCRIPTION OF THE CONVERTIBLE NOTES

GENERAL

     The convertible notes were issued pursuant to an indenture dated as of May 15, 2001, by and between NTL Incorporated, NTL Communications and The Chase Manhattan Bank, as trustee. The following summary of selected provisions of the convertible notes, the indenture and the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the provisions of the convertible notes, the indenture and the registration rights agreement including the definitions of some of the terms used below. Those agreements are filed as exhibits to the registration statement of which this prospectus forms a part. The definitions of selected terms used in the following summary are set forth below under "-- Definitions." In this Section "Description of the Convertible Notes," the terms "NTL Incorporated" and "NTL Communications" refer to NTL Incorporated and NTL Communications, as the case may be, only and not to any of their respective subsidiaries.

     The convertible notes are general unsecured obligations of NTL Incorporated and NTL Communications, subordinated in right of payment to all existing and future Senior Debt of NTL Incorporated and ranking equal in right of payment with all senior unsecured Indebtedness of NTL Communications and senior in right of payment to all subordinated Indebtedness of NTL Communications as described under "-- Subordination of Convertible Notes to Senior Debt of NTL Incorporated" and convertible into common stock of NTL Incorporated as described under "-- Conversion." The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of Senior Debt or issuance or repurchase of securities of NTL Incorporated or NTL Communications. The indenture contains no covenants or other provisions to afford protection to holders of the convertible notes in the event of a highly leveraged transaction or a change in control of NTL Incorporated or of NTL Communications except to the extent described under "-- Repurchase at the Option of Holders."

     The operations of NTL Incorporated and NTL Communications are conducted through their subsidiaries, partnerships and joint ventures and, as a result, NTL Incorporated and NTL Communications are dependent upon the cash flow of their subsidiaries, partnerships and affiliated joint ventures to meet their obligations, including their obligations under the convertible notes. As a result, the convertible notes are effectively subordinated to all existing and future liabilities of NTL Incorporated's and NTL Communications' subsidiaries, partnerships and affiliated joint ventures, including trade payables.

PRINCIPAL, MATURITY AND INTEREST

     The convertible notes are limited to $1,150,000,000 aggregate principal amount. The convertible notes bear interest from May 15, 2001, at the rate of 6 3/4% per annum and mature on May 15, 2008.

     Interest on the convertible notes is payable semiannually on May 15 and November 15 of each year, commencing on November 15, 2001, to holders of record at the close of business on May 1 or November 1 immediately preceding such interest payment date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

     Interest on the convertible notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance.

     The convertible notes are payable as to principal, interest and liquidated damages, if any, at the office or agency of NTL Communications maintained for that purpose within the City and State of New York or, at the option of NTL Communications, payment of interest may be made by check mailed to the holders of the convertible notes at their respective addresses set forth in the register of holders of convertible notes. A holder of convertible notes with an aggregate principal amount in excess of $5,000,000 will be paid by wire transfer in immediately available funds at the election of the holder if the holder previously specified in writing to NTL Communications and the paying agent wire transfer instructions. Until otherwise designated by NTL Communications, NTL Communications office or agency in New York will be the office of the trustee maintained for such purpose. The convertible notes are payable on maturity on May 15, 2008 at 100.0% of their principal amount and have been issued in registered form, without coupons, and in denominations of $1,000 and integral multiples of $1,000.

OPTIONAL REDEMPTION

     Except as referred to in this prospectus under "-- Optional Tax Redemption," the convertible notes are not redeemable at the option of NTL Incorporated or NTL Communications prior to May 20, 2004. Thereafter, the convertible notes will be redeemable, in whole or from time to time in part in any integral multiple of $1,000, at the option of NTL Incorporated or NTL Communications at any time after May 20, 2004, at the following redemption prices which are expressed as percentages of the principal amount set forth below, upon not less than 30 nor more than 60 days' prior notice, if redeemed during the 12-month period beginning May 15 of the years indicated (or May 20 in the case of 2004):

                                                            REDEMPTION
YEAR                                                          PRICE
----                                                        ----------
2004......................................................   103.857%
2005......................................................   102.893%
2006......................................................   101.929%
2007......................................................   100.964%
2008......................................................   100.000%

In the case of a redemption of any convertible notes referred to under "-- Optional Tax Redemption," redemption of such convertible notes shall be made at the principal amount of these convertible notes together with accrued and unpaid interest and liquidated damages, if any, to the applicable redemption date.

OPTIONAL TAX REDEMPTION

     The convertible notes may be redeemed at the option of NTL Incorporated or NTL Communications, in whole but not in part, upon not less than 30 nor more than 60 days' prior notice, at any time at a redemption price equal to the principal amount of the convertible notes together with accrued and unpaid interest to the date fixed for redemption if after the date on which the provisions described under "-- Additional Amounts" become applicable (the "Relevant Date") there has occurred any change in or amendment to the laws (or any regulations or official rulings promulgated thereunder) of the United Kingdom, the Netherlands, Netherlands Antilles, Bermuda or the Cayman Islands, (or any political subdivision or taxing authority thereof or therein), or any change in or amendment to the official application or interpretation of such laws, regulations or rulings (a "Change in Tax Law") which becomes effective after the Relevant Date, as a result of which NTL Incorporated and NTL Communications are or would be so required on the next succeeding Interest Payment Date to pay Additional Amounts with respect to the convertible notes with respect to withholding taxes imposed by the United Kingdom, the Netherlands, Netherlands Antilles, Bermuda or the Cayman Islands, (or any political subdivision or taxing authority thereof or therein)(a "Withholding Tax") and such Withholding Tax is imposed at a rate that exceeds the rate (if any) at which Withholding Tax was imposed on the Relevant Date; provided, however, that

         (1)this paragraph shall not apply to the extent that, at the Relevant Date it was known or would have been known had professional advice of a nationally recognized accounting firm in the United Kingdom, the Netherlands, Netherlands Antilles, Bermuda or the Cayman Islands, as the case may be, been sought, that a Change in Tax Law in the United Kingdom, the Netherlands, Netherlands Antilles, Bermuda or the Cayman Islands, was to occur after the Relevant Date,

         (2)no such notice of redemption may be given earlier than 90 days prior to the earliest date on which NTL Incorporated and NTL Communications would be obliged to pay such Additional Amounts were a payment in respect of the convertible notes then due,

         (3)at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect, and

         (4)the payment of such Additional Amounts cannot be avoided by the use of any reasonable measures available to NTL Incorporated and NTL Communications.

     The convertible notes may also be redeemed, in whole but not in part, at any time at a redemption price equal to the principal amount of the convertible notes plus accrued and unpaid interest and liquidated damages, if any, to the date fixed for redemption if the person formed after the Relevant Date by a consolidation, amalgamation, reorganization or reconstruction or other similar arrangement of NTL Incorporated or NTL Communications or the person into which NTL Incorporated or NTL Communi-cations is merged after the Relevant Date or to which NTL Incorporated or NTL Communications conveys, transfers or leases its properties and assets after the Relevant Date substantially as an entirety (collectively, a "Subsequent Consolidation") is required, as a consequence of such Subsequent Consolidation and as a consequence of a Change in Tax Law in the United Kingdom, the Netherlands, the Netherlands Antilles, Bermuda or the Cayman Islands occurring after the date of such Subsequent Consolidation to pay Additional Amounts with respect to Withholding Tax on the convertible notes and such Withholding Tax is imposed at a rate that exceeds the rate (if any) at which Withholding Tax was or would have been imposed on the date of such Subsequent Consolidation; provided, however, that this paragraph shall not apply to the extent that, at the date of such Subsequent Consolidation it was known or would have been known had professional advice of a nationally recognized accounting firm in the United Kingdom been sought, that a Change in Tax Law in the United Kingdom, the Netherlands, the Netherlands Antilles, Bermuda or the Cayman Islands was to occur after such date. NTL Incorporated or NTL Communications will also pay, or make available for payment, to holders on the redemption date any Additional Amounts (as described, but subject to the exceptions referred to, under "-- Additional Amounts") resulting from the payment of such redemption price.

MANDATORY REDEMPTION

     Except as set forth below under "-- Repurchase at the Option of Holders," neither NTL Incorporated nor NTL Communications is required to make mandatory redemption or sinking fund payments with respect to the convertible notes.

REPURCHASE AT THE OPTION OF HOLDERS

     Upon the occurrence of a Change of Control, each holder of convertible notes shall have the right to require NTL Incorporated and NTL Communications to repurchase all or any part, equal to $1,000 or an integral multiple of $1,000, of such holder's convertible notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest if any, on those convertible notes to the Change of Control Payment Date (the "Change of Control Payment"). Within 40 days following any Change of Control, NTL Incorporated or NTL Communications shall mail a notice to each holder stating:

         (1)that the Change of Control Offer is being made pursuant to the covenant entitled "Change of Control" and that all convertible notes tendered will be accepted for payment;

         (2)the purchase price and the purchase date, which shall be no earlier than 30 days nor later than 40 days from the date such notice is mailed (the "Change of Control Payment Date");

         (3)that any convertible notes not tendered will continue to accrue interest;

         (4)that, unless NTL Incorporated and NTL Communications default in the payment of the Change of Control Payment, all convertible notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

         (5)that holders electing to have any convertible notes purchased pursuant to a Change of Control Offer will be required to surrender the convertible notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the convertible notes completed, to the paying agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

         (6)that holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of convertible notes delivered for purchase, and a statement that such holder is withdrawing his election to have such convertible notes purchased; and

         (7)that holders whose convertible notes are being purchased only in part will be issued new convertible notes equal in principal amount to the unpurchased portion of the convertible notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple of $1,000.

     NTL Incorporated and NTL Communications will comply with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the convertible notes in connection with a Change of Control.

     On the Change of Control Payment Date, NTL Incorporated and NTL Communications will, to the extent lawful,

         (1)accept for payment convertible notes or portions thereof tendered pursuant to the Change of Control Offer,

         (2)deposit with the paying agent an amount equal to the Change of Control Payment in respect of all convertible notes or portions thereof so tendered, and

         (3)deliver or cause to be delivered to the trustee the convertible notes so accepted together with an Officers' Certificate stating the convertible notes or portions thereof tendered to NTL Incorporated and NTL Communications. The paying agent shall promptly mail to each holder of convertible notes so accepted for payment (or, if such holder of convertible notes holds an aggregate principal amount in excess of $5,000,000 will be paid by wire transfer in immediately available funds at the election of such holder if such holder previously specified in writing to NTL Communications and the paying agent) an amount equal to the purchase price for such convertible notes, and the trustee shall promptly authenticate and mail to each holder a new convertible note equal in principal amount to any unpurchased portion of the convertible notes surrendered, if any; provided that each such new convertible note shall be in a principal amount of $1,000 or an integral multiple of $1,000. NTL Communications will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     Except as described above with respect to a Change of Control, the indenture does not contain any other provisions that permit the holders of the convertible notes to require that NTL Incorporated or NTL Communications repurchase or redeem the convertible notes in the event of a takeover, recapitalization or similar restructuring. Although the indenture contains several covenants, including the provision described under "-- Merger, Consolidation or Sale of Assets" below, the provisions of the indenture may not necessarily afford holders of the convertible notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving NTL Incorporated or NTL Communications that may adversely affect the holders of the convertible notes.

     The Change of Control Offer requirement of the convertible notes may in some circumstances make more difficult or discourage a takeover of NTL Incorporated or NTL Communications, and, as a result, the removal of incumbent management. The Change of Control Offer requirement, however, is not the result of management's knowledge of any specific effort to accumulate NTL Incorporated's stock or to obtain control of either of NTL Incorporated or NTL Communications by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of antitakeover provisions. Instead, the Change of Control Offer requirement is a result of negotiations between NTL Incorporated and NTL Communications and the initial purchasers. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that NTL Incorporated or NTL Communications would decide to do so in the future. Subject to the limitations discussed below, NTL Incorporated or NTL Communications could, in the future, enter into transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect NTL Incorporated's or NTL Communications' capital structure or credit ratings.

     Change of control provisions are contained in each of the indentures for NTL Communications' notes and NTL Incorporated's and NTL Delaware's convertible notes. NTL Triangle's 11.20% Debentures also contain change of control provisions.

     NTL Incorporated's and NTL Communications' ability to pay cash to the holders of convertible notes pursuant to a Change of Control Offer may be limited by NTL Incorporated's and NTL Communications' then existing financial resources. Future credit agreements or other agreements relating to indebtedness of NTL Incorporated and NTL

Communications may contain prohibitions or restrictions on NTL Incorporated's and NTL Communications' ability to effect a Change of Control Payment. In the event a Change of Control occurs at a time when such prohibitions or restrictions are in effect, NTL Incorporated and NTL Communications could seek the consent of their respective lenders to the purchase of the convertible notes and other indebtedness containing change of control provisions or could attempt to refinance the borrowings that contain such prohibition. If NTL Incorporated and NTL Communications do not obtain such a consent or repay such borrowings, NTL Incorporated and NTL Communications will be effectively prohibited from purchasing the convertible notes. In such case, NTL Incorporated's and NTL Communications' failure to purchase tendered convertible notes would constitute an Event of Default under the indenture. Moreover, the events that constitute a Change of Control under the indenture constitute events of default under existing and future debt instruments or credit agreements of NTL Incorporated and NTL Communications or their subsidiaries. Such events of default may permit the lenders under such debt instruments or credit agreements to accelerate the debt and, if such debt is not paid or repurchased, to enforce their security interests in what may be all or substantially all of the assets of NTL Incorporated's and NTL Communications' subsidiaries. Any such enforcement may limit NTL Incorporated's and NTL Communications' ability to raise cash to repay or repurchase the convertible notes.

     For the reasons described in the three immediately preceding paragraphs, there can be no assurance that NTL Incorporated and NTL Communications will be able to repurchase the convertible notes upon a Change of Control.

     The board of directors of each of NTL Incorporated and NTL Communications may not, by themselves, waive or modify the Change of Control provisions of the indenture. All the provisions of the indenture, including the Change of Control provision, may only be waived or modified pursuant to the provisions described under "-- Amendment, Supplement and Waiver" below.

SELECTION AND NOTICE

     If less than all of the convertible notes are to be redeemed at any time, selection of convertible notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the convertible notes are listed, or, if the convertible notes are not so listed, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate, provided that no convertible notes of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days, prior to the redemption date to each holder of convertible notes to be redeemed at its registered address. If any convertible note is to be redeemed in part only, the notice of redemption that relates to such convertible note shall state the portion of the principal amount thereof to be redeemed. A new convertible note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original convertible note. On and after the redemption date, interest ceases to accrue on convertible notes or portions of them called for redemption.

CONVERSION

     For purposes of this section "-- Conversion," all references to "common stock" are to shares of common stock of NTL Incorporated. The holder of any convertible note will have the right, exercisable at any time after 90 days following the date of original issuance of that convertible note and prior to maturity, to convert the principal amount thereof (or any portion thereof that is an integral multiple of $1,000) into shares of NTL Incorporated common stock at a conversion price of $32.728 per share of common stock subject to adjustment as described below (the "Conversion Price"), except that if a convertible note is called for redemption, the conversion right will terminate at the close of business on the business day immediately preceding the date fixed for redemption. Upon conversion, no adjustment or payment will be made for interest, but if any holder surrenders a convertible note for conversion after the close of business on the record date for the payment of an installment of interest and prior to the opening of business on the next interest payment date, then, notwithstanding such conversion, the interest payable on such interest payment date will be paid to the registered holder of such convertible note on such record date. In such event, such convertible note, when surrendered for conversion, need not be accompanied by payment of an amount equal to the interest payable on such interest payment date on the portion so converted. No fractional shares will be issued upon conversion but a cash adjustment will be made for any fractional interest.

     The Conversion Price is subject to adjustment upon the occurrence of certain events, including:

         (1)the issuance of shares of common stock as a dividend or distribution on the common stock;

         (2)the subdivision or combination of the outstanding common stock;

         (3)the issuance to substantially all holders of common stock of rights or warrants to subscribe for or purchase common stock (or securities convertible into common stock) at a price per share less than the then current market price per share, as defined;

         (4)the distribution of shares of capital stock of NTL Incorporated (other than common stock), evidences of indebtedness or other assets (excluding dividends in cash, except as described in clause (5) below) to all holders of common stock;

         (5)the distribution, by dividend or otherwise, of cash to all holders of common stock in an aggregate amount that, together with the aggregate of any other distributions of cash that did not trigger a Conversion Price adjustment to all holders of its common stock within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution and all Excess Payments in respect of each tender offer or other negotiated transaction by NTL Incorporated or any of its Subsidiaries for common stock concluded within the preceding 12 months not triggering a conversion price adjustment, exceeds 10% of the product of the current market price per share (determined as set forth below) on the date fixed for the determination of stockholders entitled to receive such distribution times the number of shares of common stock outstanding on such date;

         (6)payment of an Excess Payment in respect of a tender offer or other negotiated transaction by NTL Incorporated or any of its subsidiaries for common stock, if the aggregate amount of such Excess Payment, together with the aggregate amount of cash distributions made within the preceding 12 months not triggering a conversion price adjustment and all Excess Payments in respect of each tender offer or other negotiated transaction by NTL Incorporated or any of its subsidiaries for common stock concluded within the preceding 12 months not triggering a conversion price adjustment, exceeds 10% of the product of the current market price per share on the expiration of such tender offer times the number of shares of common stock outstanding on such date; and

         (7)the distribution to substantially all holders of common stock of rights or warrants to subscribe for securities (other than those referred to in clause (3) above).

     In the event of a distribution to substantially all holders of common stock of rights to subscribe for additional shares of NTL Incorporated's capital stock (other than those referred to in clause (3) above), NTL Incorporated may, instead of making any adjustment in the Conversion Price, make proper provision so that each holder of a convertible note who converts such convertible note after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to shares of common stock, an appropriate number of such rights. No adjustment of the Conversion Price will be made until cumulative adjustments amount to one percent or more of the Conversion Price as last adjusted.

     If NTL Incorporated reclassifies or changes its outstanding common stock, or consolidates with or merges into or transfers or leases all or substantially all of its assets to any person, or is a party to a merger that reclassifies or changes its outstanding common stock, the convertible notes will become convertible into the kind and amount of securities, cash or other assets which the holders of the convertible notes would have owned immediately after the transaction if the holders had converted the convertible notes immediately before the effective date of the transaction.

     If NTL Incorporated creates a tracking stock in respect of one or more of its businesses (the "tracked businesses") and sells a portion of that tracking stock then:

      (i)there will be no adjustment to the Conversion Price;

     (ii)the convertible notes will remain convertible into the non-tracking stock and no tracking stock will be received upon conversion; and

     (iii)the non-tracking stock into which the convertible notes are convertible will represent a residual interest all businesses other than the tracked businesses plus a residual equity interest in the portion of the tracking stock not sold.

     The indenture also provides that if rights, warrants or options expire unexercised the Conversion Price shall be readjusted to take into account the actual number of such warrants, rights or options that were exercised.

     In the indenture, the "current market price" per share of common stock on any date shall be deemed to be the average of the daily market prices for the shorter of:

         (1)30 consecutive business days ending on the last full trading day on the exchange or market referred to in determining such daily market prices prior to the time of determination (as defined in the indenture) or

         (2)the period commencing on the date next succeeding the first public announcement of the issuance of such rights or warrants or such distribution through such last full trading day prior to the time of determination.

     NTL Incorporated will be permitted to make such reductions in the Conversion Price as it, in its discretion, determines to be advisable in order that any stock dividend, subdivision of shares, distribution or rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by NTL Incorporated to its stockholders will not be taxable to the recipients.

SUBORDINATION OF CONVERTIBLE NOTES TO SENIOR DEBT OF NTL INCORPORATED

     The convertible notes are subordinate in right of payment to all existing and future Senior Debt of NTL Incorporated. The indenture does not restrict the amount of Senior Debt or other Indebtedness of NTL Incorporated or any Subsidiary of NTL Incorporated.

     The payment by NTL Incorporated of the principal of, interest on or any other amounts due on the convertible notes is subordinated in right of payment to the prior payment in full of all Senior Debt of NTL Incorporated. No payment by NTL Incorporated on account of principal of, redemption of, interest on or any other amounts due on the convertible notes, including, without limitation, any payments on the Change of Control Offer, and no redemption, purchase or other acquisition of the convertible notes may be made unless

         (1)full payment of amounts then due on all Senior Debt have been made or duly provided for pursuant to the terms of the instrument governing such Senior Debt, and

         (2)at the time for, or immediately after giving effect to, any such payment, redemption, purchase or other acquisition, there shall not exist under any Senior Debt or any agreement pursuant to which any Senior Debt has been issued, any default which shall not have been cured or waived and which shall have resulted in the full amount of such Senior Debt being declared due and payable.

     In addition, the indenture provides that if any of the holders of any issue of Senior Debt notify (the "Payment Blockage Notice") NTL Incorporated and the trustee that a default has occurred giving the holders of such Senior Debt the right to accelerate the maturity thereof, no payment on account of principal, redemption, interest, liquidated damages, if any, or any other amounts due on the convertible notes and no purchase, redemption or other acquisition of the convertible notes will be made for the period (the "Payment Blockage Period") commencing on the date notice is received and ending on the earlier of

         (A)the date on which such event of default shall have been cured or waived or

         (B) 180 days from the date notice is received.

     Notwithstanding the foregoing, only one Payment Blockage Notice with respect to the same event of default or any other events of default existing and known to the person giving such notice at the time of such notice on the same issue of Senior Debt may be given during any period of 360 consecutive days unless such event of default or such other events of default have been cured or waived for a period of not less than 90 consecutive days. No new Payment Blockage Period may be commenced by the holders of Senior Debt during any period of 360 consecutive days unless all events of default which triggered the preceding Payment Blockage Period have been cured or waived.

     Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of NTL Incorporated or acceleration of the principal amount due on the convertible notes because of an Event of Default, all Senior Debt must be paid in full before the holders of the convertible notes are entitled to any payments whatsoever.

     As a result of these subordination provisions, in the event of NTL Incorporated's insolvency, holders of the convertible notes may recover ratably less than general creditors of NTL Incorporated.

     If payment of the convertible notes is accelerated because of an Event of Default, NTL Incorporated or the trustee shall promptly notify the holders of Senior Debt or the trustee(s) for such Senior Debt of the acceleration. NTL Incorporated may not pay the convertible notes until five days after such holders or trustee(s) of Senior Debt receive notice of such acceleration and, thereafter, may pay the convertible notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

     The convertible notes are joint and several obligations of NTL Incorporated and NTL Communications exclusively. Since the operations of NTL Incorporated and NTL Communications are conducted through their Subsidiaries, the cash flow and the consequent ability to service debt, including the convertible notes, of NTL Incorporated and NTL Communications, are dependent upon the earnings of their Subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those Subsidiaries to, NTL Incorporated and NTL Communications. The payment of dividends and the making of loans and advances to NTL by their Subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those Subsidiaries and are subject to various business considerations.

     Any right of NTL Incorporated or NTL Communications to receive assets of any of its Subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the convertible notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors (including trade creditors), except to the extent that the NTL Incorporated or NTL Communications is itself recognized as a creditor of such Subsidiary, in which case the claims of NTL Incorporated or NTL Communications would still be subordinate to any security interests in the assets of such Subsidiary and any indebtedness of such subsidiary senior to that held by NTL Incorporated or NTL Communications.

     On March 31, 2001, NTL Incorporated had no Senior Debt outstanding. The obligations of NTL Incorporated under the convertible notes is effectively subordinated to all existing and future liabilities of its subsidiaries, including trade payables, and subordinated liabilities of NTL Communications.

     The convertible notes are senior debts of NTL Communications. The obligations of NTL Communications under the convertible notes will be effectively senior to all existing and future liabilities of NTL Incorporated, including its Senior Debt, pari passu with all existing senior debt of NTL Communications, senior to all existing and future subordinated debt of NTL Communications and effectively subordinated to all existing and future liabilities, including trade payables, of subsidiaries of NTL Communications. Any claim against NTL Communications under the convertible notes will not have recourse to the subsidiaries of NTL Incorporated that are not subsidiaries of NTL Communications.

     The indenture does not limit the amount of additional indebtedness, including Senior Debt, which NTL Incorporated or NTL Communications can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness and other liabilities which any Subsidiary of NTL Incorporated or NTL Communications can create, incur, assume or guarantee.

     In the event that, notwithstanding the foregoing, the trustee or any holder of convertible notes receives any payment or distribution of assets of NTL Incorporated of any kind in contravention of any of the terms of the indenture, whether in cash, property or securities, including, without limitation by way of set-off or otherwise, in respect of the convertible notes before all Senior Debt is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Debt, and will be immediately paid over or delivered to the holders of Senior Debt or their representative or representatives to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Debt.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The indenture provides that neither NTL Incorporated nor NTL Communications may consolidate or merge with or into (whether or not NTL Incorporated or NTL Communications, as the case may be, is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to another corporation, person or entity unless:

         (1)NTL Incorporated or NTL Communications, as the case may be, is the surviving corporation or the entity or the person formed by or surviving any such consolidation or merger (if other than NTL Incorporated or NTL Communications, as the case may be) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United Kingdom, the Netherlands, the Netherlands Antilles, Bermuda, the Cayman Islands or of the United States, any state thereof or the District of Columbia;

         (2)the entity or person formed by or surviving any such consolidation or merger (if other than NTL Incorporated or NTL Communications, as the case may be) or the entity or person to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made assumes all the Obligations (including the due and punctual payment of Additional Amounts if the surviving corporation is a corporation organized or existing under the laws of the United Kingdom, the Netherlands, the Netherlands Antilles, Bermuda or the Cayman Islands) of NTL Incorporated or NTL Communications, as the case may be, under the convertible notes and the indenture, pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

         (3)immediately after such transaction no Default or Event of Default exists;

         (4)NTL Incorporated or NTL Communications, as the case may be, or any entity or person formed by or surviving any such consolidation or merger or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made will have a ratio of Indebtedness to Annualized Pro Forma EBITDA equal to or less than the ratio of Indebtedness to Annualized Pro Forma EBITDA of NTL Incorporated or NTL Communications, as the case may be, immediately preceding the transaction; provided, however, that, if the ratio of Indebtedness to Annualized Pro Forma EBITDA of NTL Incorporated or NTL Communications, as the case may be, immediately preceding such transaction is 6:1 or less, then the ratio of Indebtedness to Annualized Pro Forma EBITDA of NTL Incorporated or NTL Communications, as the case may be, may be 0.5 greater than such ratio immediately preceding such transaction; and

         (5)such transaction would not result in the loss of any material authorization or Material License of NTL Communications or its Subsidiaries.

ADDITIONAL AMOUNTS

     The following provisions of this paragraph will apply only in the event that NTL Incorporated or NTL Communications becomes, or a successor to NTL Incorporated or NTL Communications, as the case may be, is, a corporation organized or existing under the laws of the United Kingdom, the Netherlands, the Netherlands Antilles, Bermuda or the Cayman Islands. All payments made by NTL Incorporated or NTL Communications, as the case may be, on the convertible notes will be made without deduction or withholding, for or on account of, any and all present or future taxes, duties, assessments, or governmental charges of whatever nature unless the deduction or withholding of such taxes, duties, assessments or governmental charges is then required by law. If any deduction or withholding for or on account of any present or future taxes, assessments or other governmental charges of the United Kingdom, the Netherlands, the Netherlands Antilles, Bermuda or the Cayman Islands (or any political subdivision or taxing authority thereof or therein) shall at any time be required in respect of any amounts to be paid by NTL Incorporated or NTL Communications under the convertible notes, NTL Incorporated or NTL Communications will pay or cause to be paid such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts received by a holder of a convertible note after such deduction or withholding shall be not less than the amounts specified in such convertible note to which such holder is entitled; provided, however, that neither NTL Incorporated nor NTL Communications shall be required to make any payment of Additional Amounts for or on account of:

         (a)any tax, assessment or other governmental charge to the extent such tax, assessment or other governmental charge would not have been imposed but for

               (1)the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, nominee, trust, partnership or corporation), other than the holding of a convertible note or the receipt of amounts payable in respect of a convertible note and the United Kingdom, the Netherlands, the Netherlands Antilles, Bermuda or the Cayman Islands or any political subdivision or taxing authority thereof or therein, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein or

               (2)the presentation of a convertible note (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, except to the extent that the holder would have been entitled to Additional

                  Amounts had the convertible note been presented on the last day of such period of 30 days;

         (b)any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure to comply by the holder of a convertible note, or, if different, the beneficial owner of the interest payable on a convertible note, with a timely request of NTL Incorporated or NTL Communications addressed to such holder or beneficial owner to provide information, documents or other evidence concerning the nationality, residence, identity or connection with the taxing jurisdiction of such holder or beneficial owner which is required or imposed by a statute, regulation or administrative practice of the taxing jurisdiction a precondition to exemption from all or part of such tax, assessment or governmental charge;

         (c)any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge;

         (d)any tax, assessment or other governmental charge which is collectible otherwise than by withholding from payments of principal amount at maturity, redemption amount, Change of Control Payment, interest with respect to a convertible note or withholding from the proceeds of a sale or exchange of a convertible note;

         (e)any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal amount at maturity, redemption amount, Change of Control Payment or interest with respect to a convertible note, if such payment can be made, and is in fact made, without such withholding by any other paying agent located inside the United States;

         (f)any tax, assessment or other governmental charge imposed on a holder that is not the beneficial owner of a convertible note to the extent that the beneficial owner would not have been entitled to the payment of any such Additional Amounts had the beneficial owner directly held such convertible note; or

         (g)any combination of items (a), (b), (c), (d), (e) and (f) above;

nor shall Additional Amounts be paid with respect to any payment of the principal of, or any interest on, any convertible note to any holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that a beneficiary or settlor would not have been entitled to any Additional Amounts had such beneficiary or settlor been the holder of such convertible note. All references to interest on the convertible notes in the indenture or the convertible notes shall include any Additional Amounts payable by NTL Incorporated or NTL Communications pursuant to this paragraph.

REPORTS

     Whether or not required by the rules and regulations of the Commission, so long as any convertible notes are outstanding, NTL Incorporated and NTL Communications will file with the Commission and furnish to the holders of the convertible notes all quarterly and annual financial information required to be contained in a filing with the Commission on Forms 10-Q and 10-K (or the equivalent thereof under the Exchange Act for foreign private issuers in the event that NTL Incorporated or NTL Communications becomes a corporation organized under the laws of the United Kingdom, the Netherlands, the Netherlands Antilles, Bermuda or the Cayman Islands), including a "Management's Discussion and Analysis of Results of Operations and Financial Condition" and with respect to the annual information only, a report thereon by NTL Incorporated's and NTL Communications' certified independent accountants, in each case, as required by the rules and regulations of the Commission as in effect on the Issuance Date. Neither NTL Incorporated nor NTL Communications publishes unconsolidated financial reports.

EVENTS OF DEFAULT AND REMEDIES

     The indenture provides that each of the following constitutes an Event of
Default:

         (1)default for 30 days in the payment when due of interest (and Additional Amounts, if applicable) on the convertible notes;

         (2)default in payment when due of principal on the convertible notes;

         (3)failure by NTL Incorporated or NTL Communications to comply with the provisions described under "-- Repurchase at the Option of Holders";

         (4)failure by NTL Incorporated or NTL Communications, following 60 days after notice, to comply with certain other covenants and agreements contained in the indenture or the convertible notes;

         (5)default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by NTL Communications or any of its Restricted Subsidiaries (or the payment of which is guaranteed by NTL Communications or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the Issuance Date, which default

               (a)is caused by a failure to pay when due principal or interest on such Indebtedness within the grace period provided in such Indebtedness (which failure continues beyond any applicable grace period) (a "Payment Default") or

               (b)results in the acceleration of such Indebtedness prior to its express maturity and in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more;

         (6)failure by NTL Communications or any Restricted Subsidiary of NTL Communications to pay final judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $5 million, which judgments are not stayed within 60 days after their entry;

         (7)certain events of bankruptcy or insolvency with respect to NTL Communications or any of its Material Subsidiaries; and

         (8)the revocation of a Material License.

     If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding convertible notes may declare all the convertible notes to be due and payable immediately, subject to the provisions limiting payment described in "-- Subordination of Convertible Notes to Senior Debt of NTL Incorporated." Notwithstanding the above, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to NTL Communications or any Material Subsidiary, all outstanding convertible notes will become due and payable without further action or notice. Holders of the convertible notes may not enforce the indenture or the convertible notes except as provided in the indenture. Subject to some limitations, holders of a majority in principal amount of the then outstanding convertible notes may direct the Trustee in its exercise of any trust or power. The trustee may withhold from holders of the convertible notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or liquidated damages, if any) if it determines that withholding notice is in their interest.

     The holders of a majority in aggregate principal amount of the convertible notes then outstanding by notice to the trustee may on behalf of the holders of all of the convertible notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the convertible notes.

     NTL Incorporated and NTL Communications are required to deliver to the trustee annually a statement regarding compliance with the indenture, and NTL Incorporated and NTL Communications are required, upon becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS

     No director, officer, employee, incorporator or shareholder of NTL Incorporated or NTL Communications, in their respective capacities, shall have any liability for any Obligations of NTL Incorporated or NTL Communications under the convertible notes or the indenture or for any claim based on, in respect of, or by reason of, such Obligations or their creation. Each holder of the convertible notes by accepting a convertible note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the convertible notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

BOOK-ENTRY, DELIVERY AND FORM

     The convertible notes sold to qualified institutional buyers were originally issued in the form of one or more Global Notes. The Global Notes were deposited with or on behalf of, the Depository Trust Company, or DTC, and registered in the name of DTC or its nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the Global Notes directly through DTC if they are participants in such system or indirectly through organizations that are participants in such system such as Euroclear and Clearstream.

     DTC is a limited purpose trust company that was created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in such securities between participants through electronic book-entry changes in accounts of its participants. DTC's participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to indirect participants, which include other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through DTC's participants or DTC's indirect participants.

     We expect that pursuant to procedures established by DTC ownership of the convertible notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of DTC's participants), DTC's participants and DTC's indirect participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer convertible notes evidenced by the Global Notes will be limited to such extent.

     Persons who beneficially own securities held by or on behalf of DTC through Euroclear or Clearstream will be subject to the procedures of such participant. We understand as follows with respect to Euroclear and Clearstream: Euroclear and Clearstream each hold securities for their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their account holders, thereby eliminating the need for physical movements of certificates and any risk from lack of simultaneous transfers of securities. Euroclear and Clearstream provide various services including safekeeping, administrations clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream can settle securities transactions in any of more than 30 currencies, including Euros. Euroclear and Clearstream also deal with domestic securities markets in several countries through established deposits and custodial relationships. Account holders in Euroclear and Clearstream are world-wide financial institutions including underwriters securities brokers and dealers, banks, trust companies and clearing corporations including DTC. An account holder's overall contractual relations with Euroclear and Clearstream are governed by the respective rules and operating procedures of Euroclear and Clearstream and any applicable laws. Euroclear and Clearstream act under such rules and operating procedures only on behalf of its account holders and have no record of or relationship with any persons who are not direct account holders.

     Investors who hold accounts with Euroclear may acquire, hold and transfer security entitlements with respect to Global Notes against Euroclear and its respective property by book-entry to accounts with Euroclear, which has an account with DTC and subject at all times to the procedures and requirements of Euroclear. Investors who hold accounts with Clearstream may acquire, hold and transfer security entitlements with respect to Global Notes against Clearstream and its respective property by book-entry to accounts with Clearstream, which has an account with DTC and subject at all times to the procedures and requirements of Clearstream. "Security entitlement" means the rights and property interests of an account holder against its securities intermediary under applicable law in or with respect to a security, including any ownership, co-ownership contractual or other rights.

     So long as DTC or its nominee is the registered owner of any convertible notes, DTC or its nominee will be considered the sole holder under the indenture of any convertible notes evidenced by the Global Notes. Beneficial owners of convertible notes evidenced by the Global Notes will not be considered the owners or holders thereof under the indenture for any purpose including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither NTL Incorporated, NTL Communications nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the convertible notes.

     Payments in respect of the principal of, interest and liquidated damages, if any, on any convertible notes registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of the DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, NTL Incorporated, NTL Communications and the trustee may treat the persons in whose names convertible notes, including the Global Notes are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither NTL Incorporated, NTL Communications nor the trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of convertible notes (including principal, interest and liquidated damages, if any). We believe, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by DTC's direct participants and DTC's indirect participants to the beneficial owners of convertible notes will be governed by standing instructions and customary practice and will be the responsibility of DTC's direct participants or DTC's indirect participants.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange convertible notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and NTL Incorporated or NTL Communications may require a holder to pay any taxes and fees required by law or permitted by the indenture. Neither NTL Incorporated nor NTL Communications is required to transfer or exchange any convertible note selected for redemption. Also, neither NTL Incorporated nor NTL Communications is required to transfer or exchange any convertible note for a period of 15 days before a selection of convertible notes to be redeemed.

     The registered holder of a convertible note will be treated as the owner of it for all purposes.

UNCLAIMED MONEY, PRESCRIPTION

     If money deposited with the trustee or paying agent for the payment of principal or interest remains unclaimed for two years, the trustee and the paying agent shall pay the money back to NTL Incorporated or NTL Communications at its written request. After that, holders of convertible notes entitled to the money must look to NTL Incorporated or NTL Communications for payment unless an abandoned property law designates another person and all liability of the trustee and such paying agent shall cease. Other than as set forth in this paragraph, the indenture does not provide for any prescription period for the payment of interest and principal on the convertible notes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the indenture or the convertible notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the then outstanding convertible notes (including consents obtained in connection with a tender offer or exchange offer for convertible notes), and any existing default or compliance with any provision of the indenture or the convertible notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding convertible notes (including consents obtained in connection with a tender offer or exchange offer for convertible notes).

     Without the consent of each holder affected, an amendment or waiver may not (with respect to any convertible notes held by a nonconsenting holder of convertible notes):

         (1)reduce the principal amount of convertible notes whose holders must consent to an amendment, supplement or wavier,

         (2)reduce the principal of or change the fixed maturity of any convertible note or alter the provisions with respect to the redemption of the convertible notes,

         (3)reduce the rate of or change the time for payment of interest on any convertible note,

         (4)waive a default in the payment of principal of or interest on any convertible notes (except a rescission of acceleration of the convertible notes by the holders of at least a majority in aggregate principal amount of the convertible notes and a waiver of the payment default that resulted from such acceleration),

         (5)make any convertible note payable in money other than that stated in the convertible notes,

         (6)make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of convertible notes to receive payments of principal of or interest on the convertible notes,

         (7)waive a redemption payment with respect to any convertible note,

         (8)impair the right to convert the convertible notes into common stock of NTL Incorporated (except for adjustments and revisions contemplated by the indenture),

         (9)modify the conversion or subordination provisions of the indenture in a manner adverse to the holders of the convertible notes or

         (10)make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any holder of convertible notes, NTL Incorporated, NTL Communications and the trustee may amend or supplement the indenture or the convertible notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated convertible notes in addition to or in place of certificated convertible notes, to provide for the assumption of NTL Incorporated's or NTL Communications' obligations to holders of the convertible notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the convertible notes or that does not adversely affect the legal rights under the indenture of any such holder, or to comply with requirements of the Commission in order to maintain the qualification of the indenture under the Trust Indenture Act.

NOTICES

     Any notice or communication to a holder of convertible notes shall be mailed by first-class mail to such holder's address as shown in the register kept by the registrar. If a notice or communication is mailed in the manner provided in the preceding sentence within the time period prescribed, it is duly given, whether or not the addressee receives it.

CONCERNING THE TRUSTEE

     The indenture contains certain limitations on the rights of the trustee, should it become a creditor of NTL Incorporated or NTL Communications, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The holders of a majority in principal amount of the then outstanding convertible notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that, in case an Event of Default shall occur (which shall not have been cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of convertible notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

DEFINITIONS

     Set forth below are selected defined terms used in the indenture. Reference is made to the indenture and the registration rights agreement for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Annualized Pro Forma EBITDA" means, with respect to any person, such person's Pro Forma EBITDA for the latest fiscal quarter multiplied by four.

     "Cable Business" means (1) any Person directly or indirectly operating, or owning a license to operate, a cable and/or television and/or telephone and/or telecommunications system or service principally within the United Kingdom and/or Republic of Ireland and (2) any Cable Related Business.

     "Cable Related Business" means a Person which directly or indirectly owns or provides a service or product used in a Cable Business, including, without limitation, any television programming, production and/or licensing business or any programming guide or telephone directory business or content or software related thereto.

     "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including, without limitation, partnership interests.

     "Change of Control" means

         (1)the sale, lease or transfer of all or substantially all of the assets of NTL Incorporated or NTL Communications to any "Person" or "group" (within the meaning of Sections 13(d)(3) and 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act) (other than any Permitted Holder),

         (2)the approval by the requisite stockholders of NTL Incorporated or NTL Communications of a plan of liquidation or dissolution of NTL Incorporated or NTL Communications,

         (3)any "Person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any Permitted Holder, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all classes of the voting stock of NTL Incorporated or NTL Communications and/or warrants or options to acquire such voting stock, calculated on a fully diluted basis, unless, as a result of such transaction, the ultimate direct or indirect ownership of NTL Incorporated or NTL Communications is substantially the same immediately after such transaction as it was immediately prior to such transaction, or

         (4)during any period of two consecutive years, individuals who at the beginning of such period constituted NTL Incorporated or NTL Communications Board of Directors (together with any new directors whose election or appointment by such board or whose nomination for election by the shareholders of NTL Incorporated or NTL Communications was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of NTL Incorporated's or NTL Communications' Board of Directors then in office.

     "Consolidated Interest Expense" means, for any person, for any period, the amount of interest in respect of Indebtedness (including amortization of original issue discount, amortization of debt issuance costs, and noncash interest payments on any Indebtedness and the interest portion of any deferred payment obligation and after taking into account the effect of elections made under any Interest Rate Agreement, however denominated, with respect to such Indebtedness), the amount of Redeemable Dividends, Restricted Subsidiary Preferred Stock Dividends and the interest component of rentals in respect of any capital lease obligation paid, in each case whether accrued or scheduled to be paid or accrued by such person and its Subsidiaries (other than Non-Restricted Subsidiaries) during such period to the extent such amounts were deducted in computing Consolidated Net Income, determined on a consolidated basis in accordance with GAAP. For purposes of this definition, interest on a capital lease obligation shall be deemed to accrue at an interest rate reasonably determined by such person to be the rate of interest implicit in such capital lease obligation in accordance with GAAP consistently applied.

     "Consolidated Net Income" means, with respect to any person for any period, the aggregate of the Net Income of such person and its Subsidiaries (other than Non-Restricted Subsidiaries) for such period, on a consolidated basis, determined in accordance with GAAP; provided that

         (1)the Net Income of any person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid to the referent person or a Wholly Owned Subsidiary,

         (2)the Net Income of any person that is a Subsidiary (other than a Subsidiary of which at least 80% of the Capital Stock having ordinary voting power for the election of directors or other governing body of such Subsidiary is owned by the referent person directly or indirectly through one or more Subsidiaries) shall be included only to the extent of the amount of dividends or distributions paid to the referent person or a Wholly Owned Subsidiary,

         (3)the Net Income of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and

         (4)the cumulative effect of a change in accounting principles shall be excluded.

     "Default" means any event that is or, with the passage of time or the giving of notice or both, would be an Event of Default.

     "Disqualified Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date on which the convertible notes mature.

     "EBITDA" means, for any person, for any period, an amount equal to

         (a) the sum of

               (1)Consolidated Net Income for such period (exclusive of any gain or loss realized in such period upon an Asset Sale), plus

               (2)the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (1) hereof, plus

               (3)Consolidated Interest Expense for such period, plus

               (4)depreciation for such period on a consolidated basis, plus

               (5)amortization of intangibles for such period on a consolidated basis, plus

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

               (6)any other noncash item reducing Consolidated Net Income for such period, minus

         (b)all noncash items increasing Consolidated Net Income for such period, all for such person and its Subsidiaries determined in accordance with GAAP consistently applied.

     "Excess Payment" means the excess of

         (1)the aggregate of the cash and value of other consideration paid by NTL Incorporated or any of its Subsidiaries with respect to shares acquired in a tender offer or other negotiated transaction over

         (2)the market value of such acquired shares after giving effect to the completion of a tender offer or other negotiated transaction.

     "Exchange Rate Contract" means, with respect to any person, any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or combination thereof, designed to provide protection against fluctuations in currency exchange rates. An Exchange Rate Contract may also include an Interest Rate Agreement.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are in effect on the Issuance Date.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Indebtedness" means, with respect to any person, any indebtedness of such person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to capital leases and sale-and-leaseback transactions) or representing any hedging obligations under an Exchange Rate Contract or an Interest Rate Agreement, except any such balance that constitutes an accrued expense or trade payable if and to the extent any of the foregoing indebtedness (other than obligations under an Exchange Rate Contract or an Interest Rate Agreement) would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP, and also include to the extent not otherwise included, the Guarantee of items which would be included within this definition.

     "Interest Rate Agreement" means, for any person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect the party indicated therein against fluctuations in interest rates.

     "Issuance Date" means the date on which the convertible notes are first authenticated and issued.

     "License" means any license issued or awarded pursuant to Broadcasting Act 1990, the Cable and Broadcasting Act 1984, the Telecommunications Act 1984 or the Wireless Telegraphy Act 1948 (in each case, as such Acts may, from time to time, be amended, modified or re-enacted) (or equivalent statutes of any jurisdiction) to operate or own a Cable Business.

     "Material License" means a license held by NTL Communications or any its Subsidiaries, which License at the time of determination covers a number of Net Households which equals or exceeds 5% of the aggregate number of Net Households covered by all of the Licenses held by NTL Communications and its Subsidiaries at such time.

     "Material Subsidiary" means

         (1)NTL UK Group, Inc. (formerly known as OCOM Sub II, Inc.), NTL Group Limited, CableTel Surrey, CableTel Cardiff Limited, CableTel Glasgow, CableTel Newport and CableTel Kirklees and

         (2)any other Subsidiary of NTL Communications which is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act (as such Regulation is in effect on the date of the indenture).

     "Net Households" means the product of (1) the number of households covered by a License in the United Kingdom and (2) the percentage of the entity holding such License which is owned directly or indirectly by NTL Communications.

     "Net Income" means, with respect to any person for a specific period, the net income (loss) of such person during such period, determined in accordance with GAAP, excluding, however, any gain (but not loss) during such period, together with any related provision for taxes on such gain (but not loss), realized during such period in connection with any Asset Sale (as defined in the indenture) (including, without limitation, dispositions pursuant to sale-and-leaseback transactions), and excluding any extraordinary gain (but not loss) during such period, together with any related provision for taxes on such extraordinary gain (but not loss).

     "Non-Restricted Subsidiary" means

(A) a Subsidiary of NTL Incorporated or NTL Communications that:

         (1)at the time of its designation by the NTL Incorporated or NTL Communications Board of Directors, as the case may be, as a Non-Restricted Subsidiary has not acquired any assets, at any previous time, directly or indirectly from NTL Incorporated or NTL Communications, as the case may be, or any of their respective Restricted Subsidiaries,

         (2)has no indebtedness other than non-recourse debt, and

         (3)at the time of such designation, after giving pro forma effect to such designation, the ratio of Indebtedness to Annualized Pro Forma EBITDA of NTL Incorporated or NTL Communications, as the case may be, is equal to or less than the ratio of Indebtedness to Annualized Pro Forma EBITDA of NTL Incorporated or NTL Communications, as the case may be, immediately preceding such designation, provided however, that if the ratio of Indebtedness to Annualized Pro Forma EBITDA of NTL Incorporated or NTL Communications, as the case may be, immediately preceding such designation is 6:1 or less, then the ratio of Indebtedness to Annualized Pro Forma EBITDA of NTL Incorporated or NTL Communications, as the case may be, may be 0.5 greater than such ratio immediately preceding such designation, or

(B) any Subsidiary of NTL Incorporated or NTL Communications that:

         (1)has been acquired or capitalized out of or by equity interests (other than Disqualified Stock) of NTL Incorporated or NTL Communications, as the case may be, or Capital Stock sale proceeds therefrom,

         (2)has no Indebtedness other than non-recourse debt and

         (3)is designated as a Non-Restricted Subsidiary by the NTL Incorporated or NTL Communications Board of Directors, as the case may be, or is merged, amalgamated or consolidated with or into, or its assets or capital stock is to be transferred to, a Non-Restricted Subsidiary, or

(C) any Subsidiary of a Non-Restricted Subsidiary.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Designee" means

         (1)a spouse or a child of a Permitted Holder,

         (2)trusts for the benefit of a Permitted Holder or a spouse or child of a Permitted Holder,

         (3)in the event of the death or incompetence of a Permitted Holder, his estate, heirs, executor, administrator, committee or other personal representative or

         (4)any person so long as a Permitted Holder owns at least 50% of the voting power of all classes of the voting stock of such person.

     "Permitted Holders" means George S. Blumenthal, J. Barclay Knapp and their Permitted Designees.

     "Pro Forma EBITDA" means for any Person, for any period, the EBITDA of such Person as determined on a consolidated basis in accordance with GAAP consistently applied after giving effect to the following:

         (1)if, during or after such period, such Person or any of its Subsidiaries shall have made any Asset Sale (as defined in the indenture), Pro Forma EBITDA of such Person and its Subsidiaries for such period shall be reduced by an amount equal to the Pro Forma EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Sale for the period or increased by an amount equal to the Pro Forma EBITDA (if negative) directly attributable thereto for such period and

         (2)if, during or after such period, such Person or any of its Subsidiaries completes an acquisition of any Person or business which immediately after such acquisition is a Subsidiary of such Person or whose assets are held directly by such Person or a Subsidiary of such Person, Pro Forma EBITDA shall be computed so as to give pro forma effect to the acquisition of such Person or business;

and provided further that, with respect to NTL Incorporated and NTL Communications, all of the foregoing references to "Subsidiary" or "Subsidiaries" shall be deemed to refer only to a "Restricted Subsidiary" or "Restricted Subsidiaries" of NTL Incorporated or NTL Communications, as the case may be.

     "Redeemable Dividend" means, for any dividend with regard to Disqualified Stock, the quotient of the dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Disqualified Stock.

     "Restricted Subsidiary" means any Subsidiary of NTL Incorporated or NTL Communications, as the case may be, which is not a Non-Restricted Subsidiary.

     "Restricted Subsidiary Preferred Stock Dividend" means, for any dividend with regard to preferred stock of a Restricted Subsidiary, the quotient of the dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such preferred stock.

     "Senior Debt" means the principal of, interest on and other amounts due on

         (1)Indebtedness of NTL Incorporated, whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by NTL Incorporated, for money borrowed from banks or other financial institutions;

         (2)Indebtedness of NTL Incorporated, whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by NTL Incorporated; and

         (3)Indebtedness of NTL Incorporated under interest rate swaps, caps or similar hedging agreements and foreign exchange contracts, currency swaps or similar agreements;

unless, in the instrument creating or evidencing or pursuant to which Indebtedness under (1) or (2) is outstanding, it is expressly provided that such Indebtedness is not senior in right of payment to the convertible notes. Senior Debt includes, with respect to the obligations described in clauses (1) and (2) above, interest accruing, pursuant to the terms of such Senior Debt, on or after the filing of any petition in bankruptcy or for reorganization relating to NTL Incorporated, whether or not post-filing interest is allowed in such proceeding, at the rate specified in the instrument governing the relevant obligation.

     Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include:

         (a)Indebtedness of or amounts owed by NTL Incorporated for compensation to employees, or for goods or materials purchased in the ordinary course of business, or for services; or

         (b)Indebtedness of NTL Incorporated to a Subsidiary of NTL
            Incorporated.

     "Subsidiary" means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any person or one or more of the other Subsidiaries of that person or a combination thereof.

     "Wholly Owned Subsidiary" means, at any time, a Restricted Subsidiary all of the Capital Stock of which (except directors' qualifying shares) is at the time owned directly or indirectly by NTL Incorporated or NTL Communications.

                              REGISTRATION RIGHTS

     The following summary of selected provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, which is filed as an exhibit into the registration statement of which this prospectus forms a part.

     We entered into the registration rights agreement pursuant to which we agreed, at our expense, for the benefit of the holders of the offered securities to file with the Commission the registration statement covering resale of the offered securities, by September 27, 2001. We will use our best efforts to cause the registration statement to become effective as promptly as is practicable, but in any event by January 25, 2002, and to keep the registration statement effective until the earlier of

         (1) the sale pursuant to the registration statement of all the offered securities registered thereunder and

         (2) the expiration of the holding period applicable to such offered securities held by persons that are not affiliates of NTL Incorporated or NTL Communications under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions.

     We will be permitted to suspend the use of this prospectus under some circumstances relating to pending corporate developments, public filings with the Commission and similar events. We have agreed to pay predetermined liquidated damages as described below ("Liquidated Damages") to holders of offered securities if the Registration Statement is not timely filed or made effective or if this prospectus is unavailable for periods in excess of those permitted above. Such Liquidated Damages shall accrue to each holder of convertible notes until such failure to file or become effective or unavailability is cured at a rate per annum equal to $0.05 per week per $1,000 aggregate principal amount of the convertible notes held by such holder for the first 90-day period after the occurrence of such event. The amount of the Liquidated Damages will increase by an additional $0.05 per week per $1,000 aggregate principal amount of the convertible notes held by each holder with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of Liquidated Damages of $0.50 per week per $1,000 aggregate principal amount of the convertible notes held by each holder.

     Selling securityholders must complete and deliver to us a notice and questionnaire the form of which was sent to all holders of record known to us, prior to any intended distribution of offered securities pursuant to the registration statement. Holders of offered securities are required to complete and deliver the questionnaire prior to the effectiveness of the registration statement so that such holders may be named as selling securityholders in this prospectus at the time of effectiveness. Upon receipt of such a completed questionnaire, together with such other information as may be reasonably requested by us, from a selling securityholder following the effectiveness of the registration statement, we will, as promptly as practicable upon such receipt, file any amendments to the registration statement or supplements to this prospectus as are necessary to permit such selling securityholder to deliver this prospectus, including any supplements, to purchasers of offered securities, subject to our right to suspend the use of this prospectus as described above.

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

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     This is a general discussion of certain United States federal income tax consequences of the acquisition, ownership, and disposition of the convertible notes by a holder that acquires the convertible notes from Selling Securityholders. We assume in this discussion that you will hold our convertible notes and common stock received on conversion of convertible notes as capital assets (generally, property held for investment). We do not discuss all aspects of U.S. federal taxation that may be important to you in light of your individual investment circumstances, such as special tax rules that would apply to you, for example, if you are a dealer in securities, financial institution, bank, insurance company, tax-exempt organization or partnership. Our discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the Internal Revenue Service will not take a position contrary to the tax consequences discussed below or that any such position taken by the Internal Revenue Service would not be sustained. WE URGE YOU TO CONSULT YOUR TAX ADVISOR ABOUT THE U.S. FEDERAL TAX CONSEQUENCES OF ACQUIRING, HOLDING, AND DISPOSING OF OUR CONVERTIBLE NOTES AND COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL, OR OTHER TAXING JURISDICTION.

     For purposes of this discussion, a "U.S. person" means any one of the following:

     -  a citizen or resident of the United States,

     - a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision of the United States,

     - an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or

     - a trust, the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or that was in existence on August 20, 1996 and properly elected to continue to be treated as a U.S. person.

     As used in this summary, a "U.S. holder" means the beneficial owner of a convertible note or common stock that is a U.S. person, and a "non-U.S. holder" means a beneficial owner of a convertible note or common stock that is not a U.S. holder.

U.S. HOLDERS

     INTEREST INCOME.   Subject to the Market Discount and Amortizable Bond
Premium rules discussed below, payments of interest on convertible notes generally will be taxable to U.S. holders as ordinary interest income at the time such payments are accrued or received (in accordance with the U.S. holder's method of accounting for federal income tax purposes).

     MARKET DISCOUNT.   A U.S. holder who purchases a note for an amount less
than its stated redemption price at maturity (by more than a statutorily defined de minimis amount) will be subject to market discount rules. Under the market discount rules, gain recognized by a U.S. holder upon the sale or other disposition of notes with market discount will generally be treated as ordinary income to the extent of the market discount accrued during the holding period. The market discount rules also may require a U.S. holder of a note with market discount to defer a portion of any interest expense on any indebtedness incurred or maintained to purchase or carry notes with market discount until such holder disposes of such note in a taxable transaction. Neither of these rules will apply to a U.S. holder who elects to include market discount in income as it accrues for federal income tax purposes. A U.S. holder's tax basis in notes is increased by accrued market discount included in income.

     AMORTIZABLE BOND PREMIUM.   A U.S. holder who purchases a note for an
amount greater than its stated redemption price at maturity has amortizable bond premium. A holder of a note with amortizable bond premium may elect to amortize the premium over the remaining term of the note, based on a yield-to-maturity method. A holder electing to amortize bond premium will offset the interest otherwise required to be included in such holder's income during the accrual period. An election to amortize bond premium generally applies to all taxable debt obligations held by the holder during or after the taxable year to which the election applies and may be revoked only with the consent of the IRS. A holder's tax basis in notes is reduced by amortized bond premium.

     CONVERSION.   A U.S. holder will not recognize gain or loss upon conversion of the convertible notes solely into NTL Incorporated common stock (except with respect to cash received in lieu of fractional shares, or any amounts attributable to accrued and unpaid interest on the convertible notes, which will be treated as interest income to the extent not already taken into account). The U.S. holder's basis in the common stock received on conversion will be the same as such holder's adjusted tax basis in the convertible notes at the time of conversion, and the holding period for the common stock received on conversion will include the holding period of the convertible notes that were converted.

     SALE OR DISPOSITION OF NOTES.   Subject to the Market Discount rules
discussed above, a U.S. holder will recognize gain or loss upon the sale, redemption or other taxable disposition of the convertible notes in an amount equal to the difference between such holder's adjusted tax basis in the convertible notes and the amount received therefor (other than amounts attributable to accrued and unpaid interest on the convertible notes, which will be treated as interest income to the extent not already taken into account). Such gain or loss generally will be long-term capital gain or loss if the convertible notes were held for more than one year.

     CONSTRUCTIVE DIVIDEND.   The conversion price of the convertible notes is
subject to adjustment under certain circumstances. Under Section 305 of the Internal Revenue Code and the Treasury Regulations issued thereunder, adjustments or the failure to make such adjustments to the conversion price of the convertible notes may result in a taxable constructive distribution to U.S. holders of convertible notes, resulting in ordinary income (subject to a possible dividends received deduction in the case of U.S. corporate holders) to the extent of our current and accumulated earnings and profits, if any, and to the extent that certain adjustments in the conversion price (particularly an adjustment to reflect a taxable dividend to holders of our common stock) increase the proportionate interest of a U.S. holder of a convertible note convertible into fully diluted common stock, whether or not the holders ever convert the convertible notes. Generally, a U.S. holder's tax basis in a convertible note will be increased by the amount of any such constructive dividend.

     DISTRIBUTIONS ON COMMON STOCK.   We do not expect to make distributions
with respect to our common stock. Except as discussed below, the amount of any distributions received by a U.S. holder on shares of our common stock will be treated as follows:

     - first, as a dividend, taxable as ordinary income, to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes;

     - next as a tax-free return of capital to the extent of your tax basis in such common stock; and

     - thereafter, as capital gain from the sale of such common stock, which capital gain will be long-term if the holding period for the stock is more than one year.

     Distributions taxable as dividends to U.S. corporate holders will be eligible for the dividends received deduction, subject to various limitations. No assurance can be given that we will have sufficient earnings and profits for federal income tax purposes to cause any distributions to be taxable as dividends. Additionally, the benefits of any dividends received deduction to a corporate stockholder may, in effect, be reduced or eliminated by operation of the so-called "extraordinary dividend" provisions of Section 1059 of the Code.

     SALES AND OTHER DISPOSITIONS OF COMMON STOCK.   A U.S. holder who sells or
otherwise disposes of our common stock will generally recognize capital gain or loss equal to the difference between the sum of the amount of cash and fair value of any property received on the sale or other disposition and the adjusted tax basis in the shares sold or disposed. This capital gain or loss will be long-term if the holding period for the common stock sold or disposed is more than one year.

NON-U.S. HOLDERS

     INTEREST INCOME.   Subject to the discussion below concerning information
reporting and backup withholding, payments of interest on a convertible note to any non-U.S. holder will generally not be subject to U.S. federal income tax or withholding tax, provided that all of the following are true:

     - the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;

     - the non-U.S. holder is not a controlled foreign corporation related to us for U.S. federal income tax purposes; and

     - the non-U.S. holder certifies, on Form W8-BEN (or other appropriate forms) under penalties of perjury, that it is a non-U.S. holder and provides its name and address.

     Interest paid to a non-U.S. holder that does not qualify for the above exemption from income tax and withholding tax generally will be subject to withholding of U.S. federal income tax at the rate of 30%, unless the non-U.S. holder of the convertible notes provides us or our paying agent, as the case may be, with a properly executed:

         (1)IRS Form W8-BEN (or other appropriate forms) claiming an exemption from (or reduction in) withholding under the benefit of an applicable income tax treaty; or

         (2)IRS Form W8-ECI (or other appropriate forms) stating that the interest paid on the convertible notes is not subject to withholding tax because it is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States. If, however, the interest is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder, the interest will be subject to U.S. federal income tax imposed on net income on the same basis as applies to U.S. persons generally, and, for corporate holders and under certain circumstances, also the branch profits tax.

     Non-U.S. holders should consult any applicable income tax treaties, which may provide for exemption from (or reduction in) U.S. withholding and other for other rules different from those described above.

     SALE OR DISPOSITION OF CONVERTIBLE NOTES.   A non-U.S. holder generally
will not be subject to U.S. federal income tax or withholding tax on any gain realized on the sale or other disposition of a convertible note unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder, (ii) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met or (iii) the non-U.S. holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.

     Gain derived by a non-U.S. holder from a sale or other disposition of a convertible note that is effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder is generally taxed at the graduated income tax rates that are applicable to U.S. persons. In the case of a non-U.S. holder that is a corporation, such effectively connected income may also be subject to the U.S. branch profits tax. Any individual non-U.S. holder described under clause (ii) of the preceding paragraph will be subject to a flat 30% tax on the gain derived in the disposition, which may be offset by certain U.S. source capital losses recognized within the same taxable year as such disposition.

     DIVIDENDS.   Dividends paid, or deemed paid, to a non-U.S. holder of our common stock generally will be subject to a withholding of U.S. federal income tax at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty, unless:

     - the dividend is effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States; or

     - if a tax treaty applies, it is attributable to a U.S. permanent establishment of the non-U.S. holder.

     In these cases, the dividend will be taxed at ordinary federal income tax rates. If the non-U.S. holder is a corporation, such effectively connected income may also be subject to an additional branch profits tax. A non-U.S. holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of, or exemption from, the withholding described above.

     SALES AND OTHER DISPOSITIONS OF COMMON STOCK.   A non-U.S. holder generally
will not be subject to U.S. federal income tax in respect of any gain recognized on the sale or other taxable disposition of common stock, unless:

     - the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States or, if a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder;

     - in the case of a non-U.S. holder who is an individual and holds our common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or

     - the non-U.S. holder is subject to tax under the provisions of U.S. federal income tax law applicable to certain U.S. expatriates.

     ESTATE TAXES.   Common stock owned or treated as owned by an individual
non-U.S. holder at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable treaty provides otherwise, and may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Generally, we must report annually to the IRS and to each holder the amounts of interest that we paid to that holder, and the amount of tax, if any, that we withheld on the interest. This information may also be made available to the tax authorities of a country in which a non-U.S. holder resides.

     Under current U.S. Treasury regulations, backup withholding will generally apply to payments to persons that fail to furnish certain required information. Backup withholding generally will not apply to payments made in respect of convertible notes held by a non-U.S. holder, if the holder properly certifies as to non-U.S. status under penalties of perjury or otherwise establishes an exemption. Generally, a non-U.S. holder will provide this information on IRS Form W-8BEN.

     The payment of proceeds from the disposition of convertible notes or common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting (and possible backup withholding unless the owner properly certifies as to non-U.S. status under penalty of perjury or otherwise establishes an exemption). In the case of the payment of proceeds from the disposition of convertible notes or common stock to or through a non-U.S. office of a U.S. broker, or foreign brokers with certain types of relationships to the United States, information reporting, but not backup withholding, will be required on the payment, unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are met, or the holder otherwise establishes an exemption.

     Backup withholding is not an additional tax. Any amounts we withhold under the backup withholding rules will be allowed as a refund or credit against such non-U.S. holder's federal income tax liability, provided that the requisite procedures are followed and certain information is provided to the IRS.

     The preceding discussion of certain United States federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax adviser as to particular tax consequences to it of acquiring, holding, and disposing of the convertible notes and our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

                            SELLING SECURITYHOLDERS

     The following table sets forth, as of August 21, 2001 the respective principal amount of convertible notes beneficially owned and offered hereby by each selling securityholder, the common stock owned by each selling securityholder and the common stock issuable upon conversion of such convertible notes, which may be sold from time to time by such selling securityholder pursuant to this prospectus. Such information has been obtained from the selling securityholders.

     The shares of common stock to be registered by this prospectus are calculated on an "as converted" basis using the conversion rate in effect on the date of this prospectus of 30.5550 shares of common stock per $1,000 principal amount of convertible notes.

                                         PRINCIPAL AMOUNT OF
                                          CONVERTIBLE NOTES     PERCENT OF TOTAL
                                            BENEFICIALLY       PRINCIPAL AMOUNT OF      COMMON STOCK         COMMON STOCK
                                          OWNED AND OFFERED        OUTSTANDING         OWNED PRIOR TO     TO BE REGISTERED BY
SELLING SECURITY HOLDERS                 BY THIS PROSPECTUS     CONVERTIBLE NOTES    ORIGINAL OFFERING      THIS PROSPECTUS
------------------------                 -------------------   -------------------   ------------------   -------------------
AAM/Zazove Institutional Income Fund
  LLP..................................       1,000,000                   *                     --              30,554.88
AIG SoundShore Holdings Ltd............       3,926,000                   *                     --             119,958.45
AIG SoundShore Opportunity Holding Fund
  Ltd..................................         231,000                   *                     --               7,058.18
AIG SoundShore Strategic Holding Fund
  Ltd..................................       1,343,000                   *                     --              41,035.20
Amaranth Securities....................      10,000,000                   *                 32,450             305,548.77
American Samoa Government..............          68,000                   *                     --               2,077.73
Anegada Fund, Ltd......................         604,800                   *                     --              18,479.59
Argent Classic Convertible Arbitrage
  Fund (Bermuda) Ltd...................       4,500,000                   *                     --             137,496.95
Argent Classic Convertible Arbitrage
  Fund L.P.............................       2,700,000                   *                     --              82,498.17
Argent Convertible Arbitrage
  Fund Ltd.............................       1,000,000                   *                     --              30,554.88
Associated Electric & Gas Insurance
  Services Limited.....................       1,700,000                   *                     --              51,943.29
Bear, Sterns & Co. Inc.................       7,500,000                   *                     --             229,161.57
BNP CooperNeff Convertible Strategies
  Fund, L.P............................       4,057,000                   *                     --             123,961.13
BNP Paribas Equity Strategies,
  SNC..................................      24,343,000                2.12%                    --             743,797.36
BP Amoco PLC Master Trust..............       1,426,000                   *                     --              43,571.25
Chrysler Corporation Master Retirement
  Trust(1).............................       6,790,000                   *                     --             207,467.61
CIBC World Markets.....................       9,000,000                   *                     --             274,993.89
Credit Suisse First Boston
  Corporation..........................       2,500,000                   *                     --              76,387.19
Deam Convertible Arbitrage FD..........       4,000,000                   *                     --             122,219.51
Deeprock & Co .........................       2,000,000                   *                     --              61,109.75
Delta Air Lines Master Trust(2)........       1,685,000                   *                     --              51,484.97
Delta Air Lines Master Trust -- High
  Income...............................         795,000                   *                     --              24,291.13

                                         PRINCIPAL AMOUNT OF
                                          CONVERTIBLE NOTES     PERCENT OF TOTAL
                                            BENEFICIALLY       PRINCIPAL AMOUNT OF      COMMON STOCK         COMMON STOCK
                                          OWNED AND OFFERED        OUTSTANDING         OWNED PRIOR TO     TO BE REGISTERED BY
SELLING SECURITY HOLDERS                 BY THIS PROSPECTUS     CONVERTIBLE NOTES    ORIGINAL OFFERING      THIS PROSPECTUS
------------------------                 -------------------   -------------------   ------------------   -------------------
Delta Pilots D & S Trust(3)............         880,000                   *                     --              26,888.29
Deutsche Bank Alex Brown(4)............     115,700,000               10.06%                    --           3,535,199.22
Fidelity Financial Trust: Fidelity
  Equity Income II Fund................       9,810,000                   *                     --             299,743.34
Fidelity Management Trust Company......         190,000                   *                     --               5,805.43
First Union International Capital
  Markets Inc..........................      27,000,000                2.35%                    --             824,981.67
First Union Securities Inc.............      18,500,000                1.61%                    --             565,265.22
GM Employee Global Grp Pen Tr (Abs
  Return Portfolio)....................       2,000,000                   *                     --              61,109.75
GSPP Portfolio, Ltd....................         688,800                   *                     --              21,046.20
HBK Master Fund L.P.(5)................      96,200,000                8.37%                30,000           2,939,379.12
HFR Master Trust.......................         300,000                   *                     --               9,166.46
Hotel Union & Hotel Industry of
  Hawaii...............................         711,000                   *                     --              21,724.52
Hourglass Fund, L.P....................       3,000,000                   *                     --              91,664.63
IBM Retirement Plan -- High Income.....         545,000                   *                     --              16,652.41
James Campbell Corporation.............         600,000                   *                     --              18,332.93
Jefferies & Company Inc................          15,000                   *                     --                 458.32
JMG Capital Partners, L.P.(6)..........      26,000,000                2.26%                    --             794,426.79
JMG Triton Offshore Fund Ltd.(7).......      39,000,000                3.91%                    --           1,191,640.19
Leonardo, L.P.(8)......................      53,000,000                4.61%                    --           1,619,408.46
Lipper Convertible Series II,
  L.P.(9)..............................       1,350,000                   *                     --              41,249.08
Lipper Convertibles (Class B)..........         675,000                   *                     --              20,624.54
Lipper Convertibles L.P.(10)...........      21,600,000                1.88%                    --             659,985.33
Lipper Offshore Convertibles #2........         675,000                   *                     --              20,624.54
Lipper Offshore Convertibles,
  L.P.(11).............................       2,700,000                   *                     --              82,498.17
Lydian Overseas Partners Master Fund...      10,000,000                   *                     --             305,548.77
Morgan Stanley & Co.(12)...............      35,000,000                3.04%                    --           1,069,420.68
Motion Picture Industry Health Plan --
  Active Member Fund(13)...............         625,000                   *                     --              19,096.80
Motion Picture Industry Health Plan --
  Retiree Member Fund(14)..............         265,000                   *                     --               8,097.04
OCM Convertible Trust(15)..............       3,210,000                   *                     --              98,081.15
Partner Reinsurance Company(16)........       1,045,000                   *                     --              31,929.85
People Benefit Life Insurance
  Company..............................       2,000,000                   *                     --              61,109.75
Peoples Benefit Life Insurance Company
  TEAMSTERS............................      10,000,000                   *                     --             305,548.77
Plejades Investment Partners...........         249,600                   *                     --               7,626.50
Sagamore Hill Hub Fund Ltd. ...........      32,000,000                2.78%                    --             977,756.04
San Diego County Employee's Retirement
  Association(17)......................       2,910,000                   *                     --               8,914.69
SG Cowen Securities Corp. .............       4,000,000                   *                     --             122,219.51

                                         PRINCIPAL AMOUNT OF
                                          CONVERTIBLE NOTES     PERCENT OF TOTAL
                                            BENEFICIALLY       PRINCIPAL AMOUNT OF      COMMON STOCK         COMMON STOCK
                                          OWNED AND OFFERED        OUTSTANDING         OWNED PRIOR TO     TO BE REGISTERED BY
SELLING SECURITY HOLDERS                 BY THIS PROSPECTUS     CONVERTIBLE NOTES    ORIGINAL OFFERING      THIS PROSPECTUS
------------------------                 -------------------   -------------------   ------------------   -------------------
St. Albans Partners Ltd. ..............      11,000,000                   *                     --             336,103.64
State of Connecticut Combined
  Investment Funds(18).................       7,125,000                   *                     --             217,703.50
State Employees' Retirement Fund of the
  State of Delaware(19)................       2,695,000                   *                     --              82,345.39
The Cuttyhunk Fund Limited.............       2,091,200                   *                     --              63,896.36
The Estate of James Campbell...........         450,000                   *                     --              13,749.69
Tonga Partners L.P. ...................       2,365,600                   *                     --              72,280.62
TQA Master Fund Ltd. ..................       4,000,000                   *                     --             122,219.51
TQA Master Plus Fund, Ltd. ............       4,000,000                   *                     --             122,219.51
UBS AG London Branch...................       9,000,000                   *                     --             274,993.89
Vanguard Convertible Securities Fund,
  Inc.(20).............................       6,680,000                   *                     --             204,106.58
Viacom Inc. Pension Plan Master
  Trust................................          80,000                   *                     --               2,444.39
White River Securities L.L.C. .........       7,500,000                   *                     --             229,161.57
Zazove Hedged Convertible Fund LP......       1,700,000                   *                     --              51,943.29
Zurich Institutional Benchmarks........         400,000                   *                     --              12,221.95
Zurich Institutional Benchmarks Master
  Fund Ltd. ...........................       1,200,000                   *                     --              36,665.85

---------------
 (1) Also owns 4,975,000 principal amount 7% convertible notes due 2008.
 (2) Also owns 1,235,000 principal amount 7% convertible notes due 2008.
 (3) Also owns 640,000 principal amount 7% convertible notes due 2008.
 (4)Also owns 22,500,000 principal amount 5.75% convertible notes due 2009.
 (5) Also owns 16,500,000 principal amount 5.75% convertible notes due 2009.
 (6) Also owns 29,671,000 principal amount 5.75% convertible notes due 2009.
 (7) Also owns 29,670,000 principal amount 5.75% convertible notes due 2009.
 (8)Also owns 30,000,000 principal amount 5.75% convertible notes due 2009.
 (9) Also owns 1,317,000 principal amount 7% convertible notes due 2008.
(10) Also owns 26,683,000 principal amount 7% convertible notes due 2008.
(11) Also owns 4,500,000 principal amount 7% convertible notes due 2008.
(12) Also owns 33,000,000 principal amount 7% convertible notes due 2008 and 5,000,000 principal amount 5.75% convertible notes due 2009.
(13) Also owns 455,000 principal amount 7% convertible notes due 2008.
(14) Also owns 195,000 principal amount 7% convertible notes due 2008.
(15) Also owns 3,030,000 principal amount 7% convertible notes due 2008.
(16) Also owns 765,000 principal amount 7% convertible notes due 2008.
(17)Includes 410,000 principal amount held by Oaktree Capital Management LLC and 2,500,000 principal amount held by Zazove Associates LLC.
(18) Also owns 4,230,000 principal amount 7% convertible notes due 2008.
(19) Also owns 1,975,000 principal amount 7% convertible notes due 2008.
(20) Also owns 4,890,000 principal amount 7% convertible notes due 2008.
 *   Less than one percent.

     None of the selling securityholders listed above has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling securityholders may offer all or some portion of the above referenced securities pursuant to this prospectus or otherwise, no estimate can be given as to the amount or percentage of such securities that will be held by the selling securityholders upon termination of any such sale. In addition, the selling securityholders identified above may have sold, transferred or otherwise disposed of all or a portion of such securities since the date on which they provided the information regarding their securities in transactions exempt from the registration requirements of the Securities Act. The selling securityholders may sell all, part or none of the securities listed above.

     Generally, only selling securityholders identified in the foregoing table who beneficially own the offered securities set forth opposite their respective names may sell such offered securities pursuant to the registration statement, of which this prospectus forms a part. We may from time to time include additional selling securityholders in supplements to this prospectus.

                              PLAN OF DISTRIBUTION

     The offered securities are being registered to permit public secondary trading of such securities by the holders thereof from time to time after the date of this prospectus. Neither NTL Incorporated nor NTL Communications will receive any of the proceeds from the sale by the selling securityholders of the offered securities. NTL Incorporated and NTL Communications will bear all fees and expenses incurred in connection with their obligation to register the offered securities.

     The selling securityholders may sell all or a portion of the offered securities beneficially owned by them and offered hereby from time to time directly through one or more underwriters, broker-dealers or agents. If the offered securities are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agent's commissions. Such offered securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions)

         (1)on any national securities exchange or quotation service on which the offered securities may be listed or quoted at the time of sale (including the New York Stock Exchange for the common stock),

         (2)in the over-the-counter market, or

         (3)through the writing of options (whether such options are listed on an options exchange or otherwise).

     In connection with sales of the offered securities or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the offered securities in the course of hedging in positions they assume. The selling securityholder may also sell offered securities short and deliver offered securities to close out short positions, or loan or pledge offered securities to broker-dealers that in turn may sell such offered securities. If the selling securityholders effect such transactions by selling offered securities to or through underwriters, broker-dealers or agents, such underwriters, brokers, dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of offered securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved).

     The outstanding common stock of NTL Incorporated is listed for trading on the New York Stock Exchange under the symbol "NLI." We do not intend to apply for listing of the convertible notes on any securities exchange. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the convertible notes. See "Risk Factors -- There has been no public market for the convertible notes -- we cannot assure you that a liquid market will develop for the convertible notes."

     The selling securityholders and any broker-dealer participating in the distribution of the offered securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under the securities laws of certain states, the offered securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the offered securities may not be sold unless the offered securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     There can be no assurance that any selling securityholder will sell any or all of the convertible notes or offered securities registered pursuant to the shelf registration statement, or which this prospectus forms a part. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the offered securities by the selling securityholders and any other such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the offered securities to engage in market-making activities with respect to the particular offered securities being distributed. All of the foregoing may affect the marketability of the offered securities and the ability of any person or entity to engage in market-making activities with respect to the offered securities.

     All expenses of the registration of the convertible notes and common stock pursuant to the registration rights agreement will be paid by NTL Incorporated and NTL Communications including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling securityholders will pay all underwriting discounts and selling commissions, if any. The selling securityholders will be indemnified by NTL Incorporated and NTL Communications against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. NTL Incorporated and NTL Communications will be indemnified by the selling securityholders against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

     Upon sale pursuant to the shelf registration statement, of which this prospectus forms a part, the offered securities will be freely tradable in the hands of persons other than affiliates of NTL Incorporated.

                                 LEGAL MATTERS

     The validity of the issuance of the convertible notes and the common stock issuable upon conversion of the convertible notes will be passed upon for NTL Incorporated and NTL Communications by Skadden, Arps, Slate, Meagher & Flom LLP, London, England.

                                    EXPERTS

     The consolidated financial statements and schedules of NTL Incorporated appearing in NTL Incorporated's Annual Report on Form 10-K for the year ended December 31, 2000 and the consolidated financial statements of NTL Communications at December 31, 2000 set forth in its Form 8-K/A dated May 4, 2001 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. The consolidated financial statements of NTL (CWC Holdings) as of December 31, 2000 and for the seven months then ended set forth in NTL Communications' Form 8-K/A dated May 4, 2001 have been audited by Ernst & Young, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

     The combined financial statements of CWC ConsumerCo as of March 31, 1999 and 2000 and for the three years ended March 31, 2000 have been audited by Arthur Andersen, Chartered Accountants, as indicated in their report, and are incorporated by reference in this prospectus in reliance upon the report of said firm as experts in giving said report.

     The consolidated financial statements of Cablecom Holding AG as of December 31, 1999 and 1998 and for each of the two years in the period ended December 31, 1999 incorporated by reference in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers AG, independent accountants, given on the said authority of said firm as experts in auditing and accounting.

                      ENFORCEABILITY OF CIVIL LIABILITIES

     Some of our directors and officers are not U.S. residents and a substantial majority of our assets are located outside the United States. As a result, it may not be possible for you to realize in the United States upon judgments of courts of the United States predicated upon the civil liability under the federal securities laws of the United States. The United States and England do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Therefore, a final judgment for the payment of a fixed debt or sum of money rendered by any United States court based on civil liability, whether or not predicated solely upon the United States federal securities laws, would not automatically be enforceable in England. In order to enforce in England a United States judgment, proceedings must be initiated by way of common law action before a court of competent jurisdiction in England. An English court will, subject to what is said below, normally order summary judgment on the basis that there is no defense to the claim for payment and will not reinvestigate the merits of the original dispute. In such an action, an English court will treat the United States judgment as creating a valid debt upon which the judgment creditor could bring an action for payment, as long as

     (1) the United States court had jurisdiction over the original proceeding,

     (2) the judgment is final and conclusive on the merits,

     (3) the judgment does not contravene English public policy,

     (4) the judgment must not be for a tax, penalty or a judgment arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained and

     (5) the judgment has not been obtained by fraud or in breach of the principles of natural justice.

     Based on the foregoing, there can be no assurance that you will be able to enforce in England judgments in civil and commercial matters obtained in any United States court. There is doubt as to whether an English court would impose civil liability in an original action predicated solely upon the United States federal securities laws brought in a court of competent jurisdiction in England.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     NTL Incorporated and NTL Communications are currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended and file reports, proxy statements, information statements and other information with the Commission under the Exchange Act. You can inspect and copy any reports, proxy statements, information statements and other information we file with the Commission at the public reference facilities the Commission maintains at:

      Room 1024, Judiciary Plaza,
      450 Fifth Street, N.W.,
      Washington, D.C. 20549,

      and at the Commission's Regional Offices located at:

      Suite 1400, Northwestern Atrium Center,
      500 West Madison Street,
      Chicago, Illinois 60661

      and

      13th Floor, Seven World Trade Center,
      New York, New York 10048,

     and you may also obtain copies of such material at prescribed rates by mail from the Public Reference Section of the Commission at:

      450 Fifth Street, N.W.,
      Washington, D.C. 20549,

     The Commission also maintains a site on the World Wide Web, the address of which is http://www.sec.gov. That site also contains our reports, proxy and information statements and other information.

     Reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, at:

      New York Stock Exchange, Inc.
      11 Wall Street
      New York, New York 10005
      Tel (212) 656-3000

                           INCORPORATION BY REFERENCE

     The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in, or incorporated by reference in, this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission.

     We incorporate by reference the following documents that have been filed with the Commission:

     (a) NTL Incorporated's Annual Report filed on Form 10-K for the year ended December 31, 2000, filed on March 30, 2001;

     (b) NTL Incorporated's Quarterly Reports on Form 10-Q for the quarter ended March 31, 2001, dated May 14, 2001, as amended by Form 10-Q/A-1, dated May 21, 2001 and for the quarter ended June 30, 2001, dated August 9, 2001;

     (c) NTL Incorporated's Current Reports on Form 8-K, dated January 11, 2001 (filed on January 16, 2001), January 29, 2001 (filed on February 5, 2001), February 8, 2001 (filed on February 9, 2001), March 8, 2001
           (filed on March 8, 2001), May 8, 2001 (filed on May 8, 2001), May 10, 2001 (filed on May 10, 2001), May 10, 2001 (filed on May 10, 2001),
           May 24, 2001 (filed on May 24, 2001), June 5, 2001 (filed on June 8,
           2001), June 12, 2001 (filed on June 13, 2001), July 9 (filed on July 9, 2001), July 13, 2001 (filed on July 13, 2001), July 19, 2001
           (filed on July 19, 2001) and July 26, 2001 (filed on July 26, 2001);

     (d) NTL's Form 8-B dated October 14, 1993 (filed by NTL Communications Corp. on October 18, 1993), with a description of the common stock and associated rights as amended by Form 8-A12B, filed by NTL Incorporated on October 20, 2000;

     (e) NTL Communications' Annual Report on Form 10-K for the year ended December 31, 2000, dated March 30, 2001, as amended by Form 8-K/A dated May 4, 2001 (filed on May 7, 2001);

     (f) NTL Communications' Quarterly Reports on Form 10-Q for the quarter ended March 31, 2001, dated May 14, 2001, as amended by Form 10-Q/A-1, dated May 21, 2001 and for the quarter ended June 30, 2001, dated August 9, 2001; and

     (g) NTL Communications' Current Reports on Form 8-K dated January 16, 2001 (filed on January 16, 2001), January 19, 2001 (filed on January 19, 2001), February 5, 2001 (filed on February 7, 2001), February 21, 2001 (filed on March 7, 2001), as amended by Form 8-K/A, dated May 4, 2001 (filed on May 7, 2001), May 8, 2001 (filed on May 8, 2001), May
           10, 2001 (filed on May 10, 2001), May 24, 2001 (filed on May 24,
           2001) and July 19, 2001 (filed July 19, 2001).

     Any statement in NTL Incorporated's Annual Report on Form 10-K, NTL Communications' Annual Report on Form 10-K and NTL Communications' Current Report on Form 8-K/A, filed on May 7, 2001, in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be or is incorporated by reference modifies or supersedes such statement. Any statement or document so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

     In addition, all documents filed by NTL Incorporated or NTL Communications, pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (including reports on Form 8-K furnished by NTL Incorporated or NTL Communications, but only to the extent designated in those reports on Form 8-K) after the date of this prospectus and prior to the termination of the offering contemplated by this prospectus shall be incorporated by reference in this prospectus from the date of filing or furnishing of these documents or reports.

     You can obtain any of these documents incorporated by reference by written or oral request through us or the Commission. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus. Exhibits to such documents will not be provided without charge to those persons seeking such information unless the requested exhibits are specifically incorporated by reference in those documents. You may obtain documents incorporated by reference in this prospectus by requesting them from:
                        NTL INCORPORATED
                        NTL COMMUNICATIONS CORP.
                        110 East 59th Street
                        26th Floor
                        New York NY 10022
                        Attention: Richard J. Lubasch
                        Tel: (212) 906-8440

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                            NTL COMMUNICATIONS CORP.
                                NTL INCORPORATED

                               6 3/4% CONVERTIBLE
                                  SENIOR NOTES
                                    DUE 2008

                                NTL INCORPORATED
                                  COMMON STOCK

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                                   PROSPECTUS
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                                August 22, 2001

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